

Statement of Particulars of Subsidiaries

公司註冊處
Companies Registry

(公司條例第 128(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

表格 Form AC1



06014050

- ...ying notes before completing this form.
- ... black ink.

公司編號 Company Number

46996

1 公司名稱 Company Name

Hongkong Electric Holdings Limited 香港電燈集團有限公司

2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情
The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

31	12	2005
日 DD	月 MM	年 YYYY

本陳述書包括 ______ 頁附表。

This Statement includes 4 page(s) of Schedule.

SUPPL

簽署 Signed :

姓名 Name : Lillian Wong

董事 ~~Director~~／秘書 Secretary *

日期 Date : 25th May, 2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Lillian Wong

地址 Address: 44 Kennedy Road, Hong Kong

電話 Tel: 28433111 傳真 Fax: 25371013

電郵地址 E-mail Address: -

檔號 Reference: LW/jh

請勿填寫本欄 For Official Use

PROCESSED
JUN 05 2006
THOMSON FINANCIAL

表格 Form **AC1**

(附表一 Schedule 1

公司編號 Company Number

46996

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
The Hongkong Electric Company, Limited 香港電燈有限公司	Hong Kong	Ordinary	100	
Associated Technical Services Limited 港燈協聯工程有限公司	Hong Kong	Ordinary	100	
Cavendish Construction Limited 嘉雲建設有限公司	Hong Kong	Ordinary	100	
Fortress Advertising Company Limited 豐澤廣告有限公司	Hong Kong	Ordinary	100	
Hongkong Electric Fund Management Limited 香港電燈基金管理有限公司	Hong Kong	Ordinary	100	
Best Liaison Limited 滙英有限公司	Hong Kong	Ordinary		100
Fenning Limited	Hong Kong	Ordinary	100	
A.S.L. Transport Limited	Hong Kong	Ordinary	100	
Gusbury Enterprises Incorporation	Panama	Ordinary	100	
HKE International Limited	British Virgin Islands	Ordinary	100	
Hongkong Electric (Cayman) Limited	Cayman Islands	Ordinary	100	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格
Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

46996

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Hongkong Electric Finance (Cayman) Limited	Cayman Islands	Ordinary	100	
Hongkong Electric International Limited	British Virgin Islands	Ordinary	100	
HEI Investment Holdings Limited	Hong Kong	Ordinary		100
Rayong Energy Developments Limited	British Virgin Islands	Ordinary		100
Sigerson Business Corp.	British Virgin Islands	Ordinary		100
HEI Utilities (Malaysian) Limited	Labuan, Malaysia Continued to British Virgin Islands	Ordinary		100
HEI Power (Malaysian) Limited	Labuan, Malaysia Continued to British Virgin Islands	Ordinary		100
Hong Kong Electric International Finance (Australia) Pty Limited	Australia	Ordinary		100
HEI Transmission Finance (Australia) Pty Limited	Australia	Ordinary		100

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

公司編號 Company Number

46996

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Hongkong Electric (Panama) Ltd. Inc.	Panama	Ordinary	100	
Hongkong Electric (BVI) Ltd.	British Virgin Islands	Ordinary	100	
Hongkong Electric (Natural Gas) Limited	British Virgin Islands	Ordinary	100	
Loyal Choice Resources Limited	Hong Kong	Ordinary	100	
Hongkong Electric Finance Ltd.	British Virgin Islands	Ordinary		100
Lobo Dynamic Investment Limited	Hong Kong	Ordinary	100	
HEI China Limited	British Virgin Islands	Ordinary		100
Takako Holdings Limited	British Virgin Islands	Ordinary		100
Riverland Investment Limited	British Virgin Islands	Ordinary		100
Hongkong Electric International Power (Mauritius) Limited	Republic of Mauritius	Ordinary		100
HEI Utilities Development Limited	Labuan, Malaysia Continued to Bahamas	Ordinary		54.76
CKI Utilities Development Limited	Labuan, Malaysia Continued to Bahamas	Ordinary		54.76

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form AC1

(附表一 Schedule 1)

公司編號 Company Number

46996

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
CKI Spark Holdings No. Two Limited	Bahamas	Ordinary		54.76
CKI Spark Holdings No. One Limited	Bahamas	Ordinary		54.76
HEI Spark Holdings No. One Limited	Bahamas	Ordinary		54.76
HEI Electricity Distribution (Malaysian) Limited	Labuan, Malaysia	Ordinary		100
HEI Distribution Finance (Australia) Pty Ltd.	Australia	Ordinary		100
Dunway Investment Limited	British Virgin Islands	Ordinary	100	
Kentson Limited	British Virgin Islands	Ordinary		100
Coty Limited	British Virgin Islands	Ordinary	100	
Alpha Central Profits Limited	British Virgin Islands	Ordinary		100

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2005 (修訂) (2005年12月)
Specification No. 1/2005 (Revision) (Dec. 2005)

Annual Return

公司註冊處
Companies Registry

(公司條例第 107(1)條)
(Companies Ordinance s. 107(1))

表格
Form **AR1**

RECEIVED

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

46996

1 公司名稱 Company Name

Hongkong Electric Holdings Limited 香港電燈集團有限公司

(註 Note 8) **2 商業名稱 Business Name**

-

3 公司類別 Type of Company

請在有關空格內加 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司
Private Company having a share capital

☒ 其他
Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

11	5	2006
日 DD	月 MM	年 YYYY

(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

44 Kennedy Road, Hong Kong

(註 Note 10) **6 電郵地址 E-mail Address**

mail@heh.com

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lillian Wong

地址 Address: 44 Kennedy Road, Hong Kong

電話 Tel: 2843 3111 傳真 Fax: 2537 1013

電郵地址 E-mail Address: -

檔號 Reference: LW/jh

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

46996

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額
Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

-

(註 Note 11)
8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a share Capital

(有股本的公司毋須填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return: -

(註 Note 12)
9 股本 Share Capital

(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

股份類別 Class of Shares	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
	總面值 *Total* Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 *Total* Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值 (不包括溢價) *Total* Paid up Value of Shares Issued † (excluding premium)
Ordinary	HK$3,300,000,000	2,134,261,654	HK$1	HK$2,134,261,654	HK$2,134,261,654
總值 Total	HK$3,300,000,000	2,134,261,654		HK$2,134,261,654	HK$2,134,261,654

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

46996

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

(如未能盡錄於下列表格內，請用續頁 A 填報　Use Continuation Sheet A if there is insufficient space)

截至本申報表日期的成員詳情　Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: Ordinary

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。
If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

姓名／名稱 Name	地址 Address	股份 Shares			備註 Remarks
		現時持有量 Current Holding	轉讓 Transferred		
			數目 Number	日期 Date	
	Please see attached Shareholders' list in CD-ROM				
	總數 Total				

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	黃莉華
英文姓名 Name in English	姓氏 Surname: WONG; 名字 Other Names: Lee-wah, Lillian
前用姓名 Previous Names	-
別名 Alias	-
(註 Note 14) 香港住址 Hong Kong Residential Address	17/F., Block 16, Laguna City, Kowloon, Hong Kong
(註 Note 15) 電郵地址 E-mail Address	-

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E602426(6)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese	
(註 Note 17) 英文名稱 Name in English	
(註 Note 18) 香港地址 Hong Kong Address	
(註 Note 15) 電郵地址 E-mail Address	

公司編號 Company Number

(只適用於在香港註冊的法人團體)

(Only applicable to body corporate registered in Hong Kong)

Form ARI

46996

12 董事 Director

A. 個人董事 Individual Director

(如超過兩名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 2 individual directors)

(註 Note 19) 1 身份 Capacity

[X] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 霍建寧

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
FOK	Canning Kin-ning

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 10/F., 1 King Tak Street, Kowloon

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E407582(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

Form AR1

46996

12 董事 Director (續上頁 cont'd)

(註 Note 19)

2 身份 Capacity

[X] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese	夏佳理

英文姓名 Name in English	姓氏 Surname	名字 Other Names
	ARCULLI	Ronald Joseph

前用姓名 Previous Names	-
別名 Alias	-

(註 Note 20)

住址 Residential Address		國家 Country
	26G Shouson Hill Road	Hong Kong, China

(註 Note 21)

電郵地址 E-mail Address	-

(註 Note 22)

身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XA168716(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form

46996

12 董事 Director (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

(註 Note 19) 1 身份 **Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 **Name in Chinese**

英文名稱 **Name in English**

(註 Note 23) 地址 **Address** 國家 Country

(註 Note 21) 電郵地址 **E-mail Address**

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 19) 2 身份 **Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 **Name in Chinese**

英文名稱 **Name in English**

(註 Note 23) 地址 **Address** 國家 Country

(註 Note 21) 電郵地址 **E-mail Address**

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

46996

12 董事 Director (續上頁 cont'd)

C. 備任董事 Reserve Director
(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名
Name in Chinese

英文姓名
Name in English

姓氏 Surname
名字 Other Names

前用姓名
Previous Names

別名
Alias

(註 Note 20)
住址
Residential Address

國家 Country

(註 Note 21)
電郵地址
E-mail Address

(註 Note 22)
身份證明 Identification

a 香港身份證號碼
Hong Kong Identity Card Number

b 海外護照
Overseas Passport

簽發國家 Issuing Country
號碼 Number

46996

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

登記冊 Register	地址 Address
a 成員登記冊 Register of Members	46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
b 債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	-

(註 Note 24)

14 隨表提交的帳目所涵蓋的會計結算始末日期 Period Covered by Accounts Submitted with this Form

(私人公司毋須填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY	至 To	日 DD	月 MM	年 YYYY
1	1	2005		31	12	2005

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用,請刪去此項。)
(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)

本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表,則自成立爲法團以來),並無發出任何文件,邀請公眾人士認購公司任何股份或債權證;同時如成員數目於本申報表日期超過五十,則所超出的成員,全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。
I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.

本申報表包括 ______ 張續頁 A、______ 張續頁 B、______ 張續頁 C 及 ______ 張續頁 D。
This Return includes - Continuation Sheet(s) A, - Continuation Sheet(s) B, 14 Continuation Sheet(s) C and - Continuation Sheet(s) D.

簽署 Signed :


姓名 Name : Lillian Wong
~~董事 Director~~/秘書 Secretary *

日期 Date : 25th May, 2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
11	5	2006

公司編號 Company Number: 46996

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

[X] 董事 Director

[X] 候補董事 Alternate Director

代替 Alternate to:
Canning K.N. Fok
Frank John Sixt

中文姓名 Name in Chinese: 周胡慕芳

英文姓名 Name in English

姓氏 Surname	名字 Other Names
CHOW	Susan Woo Mo-fong

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 9A, Po Garden, 9 Brewin Path, Mid-Levels

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D083448(4)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
11	5	2006

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

[X] 董事 Director
[ ] 候補董事 Alternate Director
代替 Alternate to:

中文姓名 Name in Chinese: -

英文姓名 Name in English

姓氏 Surname	名字 Other Names
HUNTER	Andrew John

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat 13, Stewart Terrace, 81-95 Peak Road

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K183379(0)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
11	5	2006

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

註 Note 19) 身份 Capacity

[X] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 甘慶林

英文姓名 Name in English

姓氏 Surname	名字 Other Names
KAM	Hing-lam

前用姓名 Previous Names: -

別名 Alias: -

註 Note 20) 住址 Residential Address

Address	國家 Country
2/F., 1 Kotewall Road	Hong Kong, China

註 Note 21) 電郵地址 E-mail Address: -

註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A682897(6)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
11	5	2006

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity

[X] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to:

中文姓名 Name in Chinese: -

英文姓名 Name in English

姓氏 Surname	名字 Other Names
KLUGE	Holger

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address

33 Delisle Avenue, Suite 509, Toronto, Ont.
M4V 3C7

國家 Country: Canada

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
Canada	VG355894

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

11	5	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity

- [X] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 李蘭意

英文姓名 Name in English

姓氏 Surname	名字 Other Names
LEE	Francis Lan-yee

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address: Flat 75, 5/F., Tower 13, Hong Kong Parkview, 88 Tai Tam Reservoir Road

國家 Country: Hong Kong, China

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A331694(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格
Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
11	5	2006

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity

[X] 董事 Director
[ ] 候補董事 Alternate Director
代替 Alternate to:

中文姓名 Name in Chinese: 李澤鉅

英文姓名 Name in English

姓氏 Surname	名字 Other Names
LI	Victor Tzar-kuoi

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address: 79 Deep Water Bay Road

國家 Country: Hong Kong, China

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D457843(1)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
11	5	2006

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity: [X] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to:

中文姓名 Name in Chinese: -

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
MAGNUS	George Colin

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address: Flat A, 9/F., Block 4, Pacific View, 38 Tai Tam Road

國家 Country: Hong Kong, China

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XD682766(2)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

11	5	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number

46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

Note 19) 身份 Capacity

[X] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: -

英文姓名 Name in English

MCGEE	Neil Douglas
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

Note 20) 住址 Residential Address

Suite 1506, Parkside, Pacific Place, 88 Queensway

國家 Country: Hong Kong, China

Note 21) 電郵地址 E-mail Address: -

Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XD549950(5)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

11	5	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity

[X] 董事 Director
[ ] 候補董事 Alternate Director
代替 Alternate to:

中文姓名 Name in Chinese: 佘頌平

英文姓名 Name in English

SHEA	Ralph Raymond
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address

Flat 1, 20/F., Block B, Nicholson Tower, 8 Wong Nai Chung Gap Road

國家 Country: Hong Kong, China

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A194583(4)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

11	5	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number

46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

Note 19) 身份 Capacity

[X] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: -

英文姓名 Name in English

SIXT	Frank John
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

Note 20) 住址 Residential Address

Flat G/B, Knightsbridge Court, 28 Barker Road, The Peak	Hong Kong, China
	國家 Country

Note 21) 電郵地址 E-mail Address: -

Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K081217(A)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

11	5	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) **身份 Capacity**

[X] 董事 Director
[ ] 候補董事 Alternate Director
代替 Alternate to:

中文姓名 Name in Chinese: 曹棨森

英文姓名 Name in English

TSO	Kai-sum
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) **住址 Residential Address**: House B, 90 Peak Road, The Peak

國家 Country: Hong Kong, China

(Note 21) **電郵地址 E-mail Address**: -

(Note 22) **身份證明 Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: D056246(8)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

11	5	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number

46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity

[X] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 尹志田

英文姓名 Name in English

WAN	Chi Tin
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address: B1, 17/F., Flora Garden, 50 Cloud View Road, North Point

國家 Country: Hong Kong, China

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A936912(3)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

11	5	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 **Capacity**

[X] 董事 Director
[ ] 候補董事 Alternate Director
代替 Alternate to:

中文姓名 **Name in Chinese**: 黃頌顯

英文姓名 **Name in English**

WONG	Chung-hin
姓氏 Surname	名字 Other Names

前用姓名 **Previous Names**: -

別名 **Alias**: -

(註 Note 20) 住址 **Residential Address**: D72 Carolina Gardens, 34 Coombe Road

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 **E-mail Address**: -

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: A918026(8)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

11	5	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number

46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

[X] 董事 Director
[ ] 候補董事 Alternate Director
代替 Alternate to

中文姓名 Name in Chinese: 余立仁

英文姓名 Name in English

姓氏 Surname	名字 Other Names
YEE	Ewan Lup-yuen

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 5 Fontana Garden, 11/F., Ka Ning Path, Tai Hang

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A927361(4)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

Company No. 46996

THE COMPANIES ORDINANCE

SPECIAL RESOLUTION OF

HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司

At the Annual General Meeting of the abovenamed Company duly convened and held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 11th May 2006, the following Resolution was duly passed as a **SPECIAL RESOLUTION:-**

"THAT the Articles of Association of the Company be altered by:

(a) adding the following definition in Article 2 immediately after the definition of "Associate":-

"Clearing House" shall mean a recognised clearing house within the meaning of Part 1 of Schedule 1 to the Securities and Futures Ordinance (Chapter 571) of the laws of Hong Kong as modified from time to time.

(b) deleting the existing Article 78 and substituting therefor the following new Article:-

"78. The Chairman of the Board of Directors, failing whom the Deputy Chairman or the Managing Director, shall preside as chairman at every General Meeting. If there be no such Chairman, Deputy Chairman or Managing Director, or if at any meeting none of them is willing to take the chair or is present within fifteen minutes after the time appointed for holding the meeting, the Directors present shall choose one of their number, (and if no Director be present, or if all the Directors present decline to take the chair, the members present shall choose one of their number) to be chairman of the meeting."

(c) adding the following new Article immediately after Article 96:-

"96A. Any Clearing House (or its nominee(s)) which is a member of the Company may authorise or appoint such person(s) as it thinks fit to act as its representative(s) or proxy(ies) at any meeting of the Company or of any class of members of the Company provided that, if more than one person is so authorised or appointed, the authorisation or instrument of proxy shall specify the number and class of shares in respect of which each such person is so authorised or appointed. A person so authorised or appointed shall be entitled to exercise the same powers on behalf of the Clearing House (or its nominee(s)) which he represents as that Clearing House (or its nominee(s)) could exercise as if he were an individual member of the Company including, where applicable, the right to vote individually on a show of hands notwithstanding any contrary provisions contained [in t]hese Articles."



收件日期 RECEIVED
24-05-2006
文件收發小組
Central Mail Unit

. . ./2

(d) adding the following new Article immediately after Article 100:-

"100A. An Alternate Director shall be responsible and liable for his own act, omission and default. An Alternate Director shall not be deemed to be an agent of the Director who appoints him. The Director who appoints the Alternate Director shall not be vicariously liable for any acts, including but not limited to any tort, committed by the Alternate Director while acting in the capacity of Alternate Director."

(e) deleting in Article 106(d) the words "or if he be absent from Hong Kong for a greater period than six months without such consent previously obtained.""



Lillian Wong
COMPANY SECRETARY

Hong Kong
11th May 2006

Company No. 46996

THE COMPANIES ORDINANCE
SPECIAL RESOLUTION OF
HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司

At the Annual General Meeting of the abovenamed Company duly convened and held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 11th May 2006, the following Resolution was duly passed as a **SPECIAL RESOLUTION:—**

"**THAT** the Articles of Association of the Company be altered by:

(a) adding the following definition in Article 2 immediately after the definition of "Associate":—

"Clearing House" shall mean a recognised clearing house within the meaning of Part 1 of Schedule 1 to the Securities and Futures Ordinance (Chapter 571) of the laws of Hong Kong as modified from time to time.

(b) deleting the existing Article 78 and substituting therefor the following new Article:—

"78. The Chairman of the Board of Directors, failing whom the Deputy Chairman or the Managing Director, shall preside as chairman at every General Meeting. If there be no such Chairman, Deputy Chairman or Managing Director, or if at any meeting none of them is willing to take the chair or is present within fifteen minutes after the time appointed for holding the meeting, the Directors present shall choose one of their number, (and if no Director be present, or if all the Directors present decline to take the chair, the members present shall choose one of their number) to be chairman of the meeting."

(c) adding the following new Article immediately after Article 96:—

"96A. Any Clearing House (or its nominee(s)) which is a member of the Company may authorise or appoint such person(s) as it thinks fit to act as its representative(s) or proxy(ies) at any meeting of the Company or of any class of members of the Company provided that, if more than one person is so authorised or appointed, the authorisation or instrument of proxy shall specify the number and class of shares in respect of which each such person is so authorised or appointed. A person so authorised or appointed shall be entitled to exercise the same powers on behalf of the Clearing House (or its nominee(s)) which he represents as that Clearing House (or its nominee(s)) could exercise as if he were an individual member of the Company including, where applicable, the right to vote individually on a show of hands notwithstanding any contrary provisions contained in these Articles."

(d) adding the following new Article immediately after Article 100:—

"100A. An Alternate Director shall be responsible and liable for his own act, omission and default. An Alternate Director shall not be deemed to be an agent of the Director who appoints him. The Director who appoints the Alternate Director shall not be vicariously liable for any acts, including but not limited to any tort, committed by the Alternate Director while acting in the capacity of Alternate Director."

(e) deleting in Article 106(d) the words "or if he be absent from Hong Kong for a greater period than six months without such consent previously obtained.""

(Signed)
Lillian Wong
COMPANY SECRETARY

Hong Kong
11th May 2006

Company No. 46996

THE COMPANIES ORDINANCE
SPECIAL RESOLUTION OF
HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司

At the Annual General Meeting of the abovenamed Company duly convened and held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 13th May 2004, the following Resolution was duly passed as a **SPECIAL RESOLUTION**:

"**THAT** the Articles of Association of the Company be and are hereby amended in the following manner:

(a) By adding the following definition in Article 2 immediately after the definition of "Summary financial report":-

"Associate" has the meaning assigned thereto in the Listing Rules.

(b) By inserting in the first line of Article 85, immediately after the words "classes of shares," the words "and subject to any restrictions under the Listing Rules on the exercise by any member of his voting rights in respect of a particular resolution,";

(c) (i) By inserting in the second line of Article 107(3) the words "or his associate" immediately after the word "he" where it first appears;

(ii) By inserting in Article 107(3)(a), (c), (d), (f), (g) and (h) the words "or his associate" immediately after the word "Director";

(iii) By inserting in Article 107(3)(a) the word "guarantee," immediately before the word "security" and by inserting in the same Article the words "or his associate" immediately after the word "him" where it twice appears;

(iv) By inserting in Article 107(3)(b) the words "or his associate" immediately after the word "himself";

(v) By deleting in Article 107(3)(d) the word "with" and substituting therefor the words "in relation to or concerning", and by inserting in the same Article the words "or executive" after the word "officer";

(vi) By deleting the existing Article 107(3)(e) and substituting therefor the following:-

"(e) any contract or arrangement or proposal in relation to or concerning any other company in which the Director or any of his associates is interested only, directly or indirectly, as a holder of shares or other securities of that company or a beneficial interest therein, provided that such Director and any of his associates are not in aggregate beneficially interested in five per cent or more of any class of the issued shares or securities of such company (or of any third company through which the interest of the Director or his associates is derived) or of the voting rights attaching thereto."

(vii) By inserting in Article 107(3)(g) the words "(or their associates)" after the words "to Directors";

(viii) By inserting in Article 107(3)(h) the words "or his associates'" after the word "his";

(d) By deleting in Article 110 the words "shall not, while he continues to hold that office be liable to retire by rotation, and he shall not be taken into account in determining the rotation in which the other Directors shall retire or the number to retire, but he";

(e) By inserting at the beginning of Article 116 the words "Subject to the manner of retirement by rotation as from time to time prescribed by The Stock Exchange of Hong Kong Limited,";

(f) By deleting the existing Article 120 and substituting therefor the following new Article:-

"120. No person, other than a retiring Director, shall, unless recommended by the Directors for election, be eligible for election to the office of Director at any General Meeting, unless he and the shareholder intending to propose him have each, during a period of seven days ending on the date seven days before the date appointed for the meeting, left at the office of the Company a notice in writing duly signed, signifying respectively his candidature for the office and the intention of such shareholder to propose him.";

(g) By deleting the words "Special Resolution" in the first line of Article 122 and substituting therefor the words "Ordinary Resolution"; and

(h) By deleting the existing Article 169 and substituting therefor the following new Article:

"169. Every Director, Manager or Officer of the Company or any person (whether an Officer of the Company or not) employed by the Company as Auditor may be indemnified out of the funds of the Company against all liability incurred by him as such Director, Manager, Officer or Auditor to the extent permitted pursuant to the Companies Ordinance. The Company may purchase insurance for any such person against liabilities incurred by him to the extent so permitted."."

(Signed)
GEORGE C. MAGNUS
CHAIRMAN

Hong Kong
13th May 2004

Company No. 46996

THE COMPANIES ORDINANCE
SPECIAL RESOLUTION OF
HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司

At the Annual General Meeting of the abovenamed Company duly convened and held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 9th May 2002, the following Resolution was duly passed as a **SPECIAL RESOLUTION**:

"**THAT** the Articles of Association of the Company be and are hereby amended in the following manner:

(a) By adding the following definitions in Article 2 immediately after the definition "Writing" or "printing":

"Electronic communication" shall mean a communication sent by electronic transmission in any form through any medium.

"Listing Rules" means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time.

"Summary financial report" has the meaning assigned thereto in the Companies Ordinance.

(b) By adding in Article 2 after the words "visible form" in the definition of "Writing" or "printing" the words "including an electronic communication".

(c) By adding in Article 2 after the paragraph commencing with the words, "Words denoting the singular" the following paragraph:

"References to applicable laws, rules and regulations shall include the Companies Ordinance and all regulations made thereunder, and the Listing Rules. References to a notice or document shall include a notice or document recorded or stored in any digital, electronic, electric, magnetic or other retrievable form or medium."

(d) By renumbering the existing Article 157 as Article 157(a), by adding at the beginning of such Article the words, "Subject to Articles 157(b) and 157(c)", and adding the following as Articles 157(b) and 157(c):

"157(b) The requirement to send to a person referred to in Article 157(a) the documents referred to in that Article, whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with applicable laws, rules and regulations, a copy of a summary financial report is sent to such person, and that person has agreed or is deemed to have agreed to treat the receipt of such summary financial report as discharging the Company's obligation to send to him a copy of the documents referred to in Article 157(a).

157(c) The requirement to send to a person referred to in Article 157(a) the documents referred to in that Article or a summary financial report, whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with applicable laws, rules and regulations, the Company publishes copies of the documents referred to in Article 157(a) and, if applicable, a summary financial report, on the Company's computer network or in any other permitted manner (including by sending them in any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents."

(e) By adding in Article 161 after the words "Hong Kong" the following:

"or by sending it in accordance with applicable laws, rules and regulations as an electronic communication to the member at his electronic address or by publishing it in accordance with applicable laws, rules and regulations on the Company's computer network."

(f) By adding in Article 161 after the words, "In the case of joint holders of a share all notices" the words "or documents".

(g) By adding in Article 162 after the word "notice" where it appears in that Article the words "or document" and by adding at the end of that Article the following:

"Any notice or document sent as an electronic communication shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. Any notice or document published on the Company's computer network shall be deemed to have been served or delivered on the day following that on which a notification is sent to the member that the notice or document is available on the Company's computer network."

(h) By adding the following as Article 162A after Article 162:

"Subject to applicable laws, rules and regulations, any notice or document, including the documents referred to in Article 157(a) and a summary financial report, may be given to a member either in the English language or the Chinese language."

(i) By adding in Article 164 after the word "printed" the words "or made electronically.""

(Signed)
GEORGE C. MAGNUS
CHAIRMAN

Hong Kong
9th May 2002

Company No. 46996

THE COMPANIES ORDINANCE
SPECIAL RESOLUTION OF
HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司

At the Annual General Meeting of the abovenamed Company duly convened and held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 10th May 2001, the following Resolution was duly passed as a **SPECIAL RESOLUTION**:

"THAT the articles of association contained in the printed document produced to the meeting and for the purpose of identification signed by the Chairman of the Company be and are hereby approved and adopted as the articles of association of the Company in substitution for and to the exclusion of all the existing articles of the Company."

(Signed)
GEORGE C. MAGNUS
CHAIRMAN

Hong Kong
10th May 2001

Company No. 46996

THE COMPANIES ORDINANCE
RESOLUTIONS OF
HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司

At an Annual General Meeting of the abovenamed Company duly convened and held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Wednesday, 10th May 2000, the following Resolutions were duly passed as **ORDINARY RESOLUTIONS**:

1. "THAT:

   (a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution; and

   (b) for the purpose of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:—

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

   (iii) the revocation or variation of this resolution by any ordinary resolution of the shareholders of the Company in general meeting."

2. "THAT:

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this resolution; and

   (c) for the purpose of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:—

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

   (iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

3. "THAT the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

(Signed)
GEORGE C. MAGNUS
CHAIRMAN

Hong Kong
10th May 2000

Company No. 46996

THE COMPANIES ORDINANCE
RESOLUTIONS OF
HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司

At an Annual General Meeting of the abovenamed Company duly convened and held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Monday, 10th May 1999, the following Resolutions were duly passed as **ORDINARY RESOLUTIONS**:

1. "THAT:

   (a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution; and

   (b) for the purpose of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:—

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

   (iii) the revocation or variation of this resolution by any ordinary resolution of the shareholders of the Company in general meeting."

2. "THAT:

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this resolution; and

   (c) for the purpose of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:—

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

   (iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

3. "THAT the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

(Signed)
GEORGE C. MAGNUS
CHAIRMAN

Hong Kong
10th May 1999

Company No. 46996

THE COMPANIES ORDINANCE
RESOLUTIONS OF
HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司

At an Annual General Meeting of the abovenamed Company duly convened and held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Monday, 11th May 1998, the following Resolutions were duly passed as **ORDINARY RESOLUTIONS**:

1. "THAT:

(a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution; and

(b) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:—

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by any ordinary resolution of the shareholders of the Company in general meeting."

2. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this resolution; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:—

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

3. "THAT the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6 set out in the notice convening this meeting."

(Signed)
GEORGE C. MAGNUS
CHAIRMAN

Company No. 46996

THE COMPANIES ORDINANCE
RESOLUTIONS OF
HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司

At an Annual General Meeting of the abovenamed Company duly convened and held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Monday, 12th May 1997, the following Resolutions were duly passed as:—

ORDINARY RESOLUTIONS

1. "THAT a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period (as hereinafter defined) to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution."

2. "THAT

(A) subject to paragraph (B) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(B) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (A) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly."

"For the purpose of Ordinary Resolutions No. 1 and 2, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:—

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

3. "THAT the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution No. 1 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. 2 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

(Signed)
GEORGE C. MAGNUS
CHAIRMAN

Hong Kong
12th May 1997

Company No. 46996

THE COMPANIES ORDINANCE
RESOLUTIONS OF
HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司

At an Annual General Meeting of the abovenamed Company duly convened and held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 9th May 1996, the following Resolutions were duly passed as:—

SPECIAL RESOLUTIONS

1. "RESOLVED THAT the Memorandum of Association of the Company be altered by renumbering the existing clauses (74), (75) and (76) as clauses (75), (76) and (77) respectively and by adding the following new clause (74):

   "(74) To enter into, carry on and participate in financial transactions and operations of all kinds and to enter into any agreement or arrangement in connection with its financial affairs, including but not limited to any transaction, operation, agreement or arrangement intended to reduce or compensate for any financial risk and to take any steps which may be considered expedient for carrying into effect such transactions, operations, agreements and arrangements." "

2. "RESOLVED THAT the Articles of Association of the Company be altered by deleting the existing paragraph (a) of Article 41 by substituting therefor the following new paragraph:—

   "41(a) a fee of HK$2.50 (or such sum as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited) is paid to the Company in respect thereof;" "

ORDINARY RESOLUTIONS

3. "THAT a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period (as hereinafter defined) to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution."

4. "THAT

   (A) subject to paragraph (B) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

   (B) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (A) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly."

"For the purposes of Ordinary Resolutions No. 3 and 4, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:—

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

   (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

5. "THAT the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution No. 3 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. 4 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

(Signed)
GEORGE C. MAGNUS
CHAIRMAN

Hong Kong
9th May 1996

THE COMPANIES ORDINANCE
ORDINARY RESOLUTIONS OF
HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司

At an Annual General Meeting of the abovenamed Company duly convened and held in the Ballroom, 3rd Floor, Sheraton Hong Kong Hotel, 20 Nathan Road, Kowloon, Hong Kong on Thursday, 11th May 1995, the following Resolutions were duly passed as:—

ORDINARY RESOLUTIONS

1. "THAT a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period (as hereinafter defined) to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution."

2. "THAT

   (A) subject to paragraph (B) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

   (B) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (A) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly."

"For the purposes of Ordinary Resolutions No. 1 and 2, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:—

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

3. "THAT the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution No. 1 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. 2 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

(Signed)
GEORGE C. MAGNUS
CHAIRMAN

Hong Kong
11th May 1995

No. 46996
編號

(Copy)

CERTIFICATE OF INCORPORATION

公司更改名稱

ON CHANGE OF NAME

註冊證書

I hereby certify that
本人茲證明

HONGKONG ELECTRIC HOLDINGS LIMITED

having by special resolution changed its name, is now incorporated under the name of
經通過特別決議案，已將其名稱更改，該公司現在之註冊名稱為

HONGKONG ELECTRIC HOLDINGS LIMITED
香港電燈集團有限公司

Given under my hand this Thirty-First day of May
簽署於一九九四年五月卅一日。

One Thousand Nine Hundred and Ninety Four.

MRS. R. CHUN

P. *Registrar of Companies*
Hong Kong
香港公司註冊處處長
(公司註冊主任秦梁素芳代行)

Company No. 46996

THE COMPANIES ORDINANCE
RESOLUTIONS OF
HONGKONG ELECTRIC HOLDINGS LIMITED

At an Annual General Meeting of the abovenamed Company duly convened and held in the Grand Ballroom, 2nd Floor, Hilton Hotel, 2 Queen's Road Central, Hong Kong on Thursday, 12th May 1994, the following Resolutions were duly passed as:—

SPECIAL RESOLUTION

"That subject to the consent from the Registrar of Companies, the name of the Company be changed from 'Hongkong Electric Holdings Limited' to 'Hongkong Electric Holdings Limited 香港電燈集團有限公司'."

ORDINARY RESOLUTIONS

1. "That a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company until the next Annual General Meeting."

2. "THAT

(A) subject to paragraph (B) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (A) above shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

(C) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:—

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

3. "THAT the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution No. 1 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. 2 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company."

(Signed)
GEORGE C. MAGNUS
CHAIRMAN

Hong Kong
12th May 1994

Company No. 46996

THE COMPANIES ORDINANCE
RESOLUTIONS OF
HONGKONG ELECTRIC HOLDINGS LIMITED

At an Annual General Meeting of the abovenamed Company duly convened and held in the Grand Ballroom, 2nd Floor, Hilton Hotel, 2 Queen's Road Central, on Thursday, 13th May 1993, the following Resolutions were duly passed as:—

ORDINARY RESOLUTIONS:

1. "THAT a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company until the next Annual General Meeting."

2. "THAT

   (A) subject to paragraph (B) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

   (B) the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (A) above shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

   (C) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:—

      (i) the conclusion of the next Annual General Meeting of the Company;

      (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

      (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

3. "THAT the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution No. 1 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. 2 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company."

Simon Murray
CHAIRMAN

Hong Kong
13th May 1993

Company No. 46996

THE COMPANIES ORDINANCE
RESOLUTIONS OF
HONGKONG ELECTRIC HOLDINGS LIMITED

At an Extraordinary General Meeting of the abovenamed Company duly convened and held in the Grand Ballroom, 2nd Floor, Hilton Hotel, 2 Queen's Road Central, on Thursday, 14th May 1992, the following Resolutions were duly passed as:—

SPECIAL RESOLUTION:

(1) *(Amendments to Articles of Association)*

ORDINARY RESOLUTIONS

(2) "THAT a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company until the next Annual General Meeting."

(3) "THAT

(A) subject to paragraph (B) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (A) above shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

(C) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:—

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(4) "THAT the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution No. 2 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. 3 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company."

(Sd.) Simon Murray
CHAIRMAN

Hong Kong
14th May 1992

THE COMPANIES ORDINANCE

RESOLUTION OF

HONGKONG ELECTRIC HOLDINGS LIMITED

At an Annual General Meeting of the abovenamed Company duly convened and held in the Grand Ballroom, 2nd Floor, Hilton Hotel, 2 Queen's Road Central, on Tuesday, 14th May 1991;

The following Resolution was passed as an Ordinary Resolution:

"That a general mandate be and is hereby unconditionally given to the Directors of the Company to issue and dispose of additional shares in the Company provided that the aggregate nominal amount of the shares issued does not exceed twenty percent of the issued share capital of the Company until the next Annual General Meeting."

Simon Murray
CHAIRMAN

Hong Kong
14th May 1991

THE COMPANIES ORDINANCE

RESOLUTIONS OF

HONGKONG ELECTRIC HOLDINGS LIMITED

At an Annual General Meeting of the abovenamed Company duly convened and held in the Grand Ballroom, 2nd Floor, Hilton Hotel, 2 Queen's Road Central, on Thursday, 10th May 1990;

The following Resolutions were duly passed as Ordinary Resolutions:

"That the sum of $183,666,790 (being part of the amount standing to the credit of Reserves) be capitalised in accordance with Article 139 of the Company's Articles of Association and that the same be applied in making payment in full at par of 183,666,790 shares of $1 each in the Capital of the Company, such shares to be distributed as fully-paid among the persons registered as holders of the 1,836,667,901 fully-paid issued shares of the Company on 10th May 1990, as far as practicable, in the proportion of one share for every ten shares of the said Capital held by such persons respectively, such fully-paid shares not to rank for the final dividend to be declared payable in respect of the year ended 31st December 1989, but in all other respects to rank pari passu with the existing shares of the Company, and that no fractional shares be issued but that shares representing fractions be disposed of for the benefit of the Company."

"That a general mandate be and is hereby unconditionally given to the Directors of the Company to issue and dispose of additional shares in the Company provided that the aggregate nominal amount of the shares issued does not exceed ten percent of the issued share capital of the Company, as enlarged by the issue of shares referred to in resolution 5 above, until the next Annual General Meeting."

(Special Resolution amending Articles of Association)

Simon Murray
CHAIRMAN

Hong Kong
10th May 1990

THE COMPANIES ORDINANCE

ORDINARY RESOLUTION

OF

HONGKONG ELECTRIC HOLDINGS LIMITED

At an Annual General Meeting of the abovenamed Company duly convened and held in the Grand Ballroom, 2nd Floor, Hilton Hotel, 2 Queen's Road Central, on Thursday, 19th May 1988, the following Ordinary Resolution was passed:—

ORDINARY RESOLUTION:

That a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional ordinary shares (in addition to ordinary shares issued on exercise of warrants) not exceeding 10 per cent of the issued ordinary share capital of the Company.

Simon Murray
CHAIRMAN

Hong Kong
19th May 1988

(Copy)

THE COMPANIES ORDINANCE

Section 61(4)

IN THE MATTER of HONGKONG ELECTRIC HOLDINGS LIMITED

and

IN THE MATTER of Miscellaneous Proceedings No. 786 of 1987 in the Supreme Court of Hong Kong

---

WHEREAS by an Order dated 25th day of June, 1987 (made in the above proceedings pursuant to Sections 60 and 166 of the Companies Ordinance), the Court confirmed the reduction of the capital of the above Company;

AND WHEREAS by the said Order the Court approved the following Minute, viz:

"The share capital of Hongkong Electric Holdings Limited was by virtue of a Special Resolution of the Company and with the sanction of an Order of the Supreme Court dated 25th June, 1987 reduced from $3,300,000,000 divided into 1,650,000,000 shares of $2.00 each to $1,789,558,846 divided into 139,558,846 shares of $2.00 each and $1,510,441,154 shares of $1.00 each. By virtue of a Scheme of Arrangement sanctioned by the said Order and the said Special Resolution, the capital of the Company on the registration of this minute is $3,300,000,000 divided into 3,300,000,000 shares of $1.00 each of which 1,510,441,154 shares have been issued and are fully paid and the remainder are unissued.";

NOW I DO HEREBY CERTIFY that the said Order and Minute have been duly registered by me on the 26th day of June, 1987 pursuant to Section 61(1) of the said Ordinance.

GIVEN under my hand this Ninth day of July One Thousand Nine Hundred and Eighty-seven.

(Miss A. C. Waters)
for Registrar General
(Registrar of Companies)
Hong Kong

THE COMPANIES ORDINANCE

SPECIAL RESOLUTION

OF

HONGKONG ELECTRIC HOLDINGS LIMITED

At an Extraordinary General Meeting of the abovenamed Company duly convened and held in the Grand Ballroom, 2nd Floor, Hilton Hotel, 2 Queen's Road Central, on Tuesday, 9th June 1987, the following Special Resolution was passed:

SPECIAL RESOLUTION

THAT:

(A) the scheme of arrangement dated the 16th day of May, 1987 between the company and the holders of its shares of $2 each (other than the holders of the excluded shares, as therein defined) and Cavendish International Holdings Limited in the form of the print produced to this meeting and for the purposes of identification signed by the chairman hereof with any modification thereof or addition thereto or conditions approved or imposed by the Court ("the scheme") be and the same is hereby approved;

(B) for the purpose of giving effect to the scheme;

  (i) the capital of the company be reduced by cancelling $1 of the capital paid up on each of the shares of $2 of the company in issue at the date of this meeting and reducing the nominal amount of each such share to $1;

  (ii) the total amount standing to the credit of the share premium account of the company at the date of this meeting be cancelled;

(C) Subject to and forthwith upon the scheme becoming effective:

  (i) the company do apply the credit which will arise from the above reduction of capital and cancellation of share premium account in manner provided by clause 3 of the scheme; and

  (ii) the special dividend provided for by clause 2 of the scheme be declared in favour of shareholders whose names appear on the register of members of the company on the day before the scheme becomes effective, such special dividend to be satisfied in manner provided by clause 3 of the scheme;

  (iii) each of the unissued shares of $2 in the capital of the company be subdivided into two shares of $1 each; and

  (iv) the capital of the company be increased to its former amount of $3,300,000,000 by the creation of a number of shares of $1 each equal to the number of shares of $2 each in issue at the date of this meeting.

  (v) the articles of association of the company be altered by deleting the existing article 3 and substituting therefor the following:

    "3. At the date of adoption of this article the capital of the Company shall consist of $3,300,000,000 divided into 3,300,000,000 shares of $1 each."

Simon Murray
CHAIRMAN

Hong Kong
9th June 1987

THE COMPANIES ORDINANCE

ORDINARY RESOLUTION

OF

HONGKONG ELECTRIC HOLDINGS LTD.

At an Annual General Meeting of the above-named Company duly convened and held in the Grand Ballroom, 2nd Floor, Hilton Hotel, 2 Queen's Road, Central, on Thursday, 23rd May, 1985, the following Ordinary Resolutions were passed:—

ORDINARY RESOLUTIONS:

a. That the authorised share capital of the Company be and is hereby increased from 1,500,000,000 shares of $2 each to 1,650,000,000 shares of $2 each by the creation of an additional 150,000,000 shares of $2 each to rank pari passu to the existing shares.

b. That a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional ordinary shares (in addition to ordinary shares issued on exercise of warrants) not exceeding ten per cent of the existing issued ordinary share capital of the Company.

Simon Murray
CHAIRMAN

Hong Kong.
23rd May, 1985.

THE COMPANIES ORDINANCE

ORDINARY RESOLUTION

OF

HONGKONG ELECTRIC HOLDINGS LIMITED

At an Annual General Meeting of the abovenamed Company duly convened and held in the Grand Ballroom, 2nd Floor, Hilton Hotel, 2 Queen's Road Central, on Tuesday, 27th May 1986, the following Ordinary Resolution was passed:—

ORDINARY RESOLUTION:

That a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional ordinary shares (in addition to ordinary shares issued on exercise of warrants) not exceeding ten per cent of the existing issued ordinary share capital of the Company.

Simon Murray
CHAIRMAN

Hong Kong
27th May 1986.

THE COMPANIES ORDINANCE, CHAPTER 32

HONGKONG ELECTRIC HOLDINGS LIMITED

At an Extraordinary General Meeting of the above named Company duly convened and held in the Peacock Room, Mandarin Hotel, Connaught Road, Central, Hong Kong on Friday, 29th May, 1981, the following Resolutions were passed as Ordinary Resolutions:—

(1) "That the authorised share capital of the Company be increased from 1,000,000,000 shares of $2 each to 1,500,000,000 shares of $2 each by the creation of an additional 500,000,000 shares of $2 each to rank pari passu with the existing shares."

(2) "That it is desirable to capitalise the sum of $640,787,268 (or such larger sum as is required for the purpose) from reserves and that such sum be set free for distribution amongst the holders of the shares of the Company on the Register of Members on the 29th May 1981 in the proportion of two shares for every five shares held by them respectively on that day, on condition that the same be not paid in cash but be applied in paying up in full at par 320,393,634 of the unissued shares of the Company of $2 each (or such larger number as is required for the purpose) to be allotted and distributed credited as fully paid up to and amongst the said holders of shares in the proportions aforesaid and such new shares shall be entitled to rank for all dividends declared after the 29th May 1981 and in all other respects pari passu with the already issued shares and the Directors shall give effect to this Resolution. If any member would be entitled to a fractional share the Directors in lieu of issuing fractional certificates will cause the whole share to be issued to a person or persons to be named by the Directors and such share shall at such time as the Directors think fit be sold and the net proceeds will be retained for the benefit of the Company."

P. G. Williams
Chairman

29th May, 1981

ORDINARY RESOLUTION

OF

HONGKONG ELECTRIC HOLDINGS LTD.

At an Extraordinary General Meeting of the above-named company duly convened and held in the Peacock Room, Mandarin Hotel, Connaught Road, Central, Hong Kong on Tuesday, 8th May 1984 the following Ordinary Resolution was duly passed:—

ORDINARY RESOLUTION

(1) That it is desirable to capitalise the sum of $238,240,716 (or such larger sum as is required for the purpose) from reserves and that such sum be set free for distribution amongst the holders of the shares of the Company on the Register of Members on the 19th April 1984 in the proportion of one share for every ten shares held by them respectively on that day, on condition that the same be not paid in cash but be applied in paying up in full at par 119,120,358 of the unissued shares of the Company of $2 each (or such larger number as is required for the purpose) to be allotted and distributed credited as fully paid up to and amongst the said holders of shares in the proportions aforesaid and such new shares shall be entitled to rank for all dividends declared after the 8th May, 1984 and in all other respects pari passu with the already issued shares and the Directors shall give effect to this Resolution. If any member would be entitled to a fractional share the Directors in lieu of issuing fractional certificates will cause the whole share to be issued to a person or persons to be named by the Directors and such share shall at such time as the Directors think fit be sold and the net proceeds will be retained for the benefit of the Company.

Simon L. Keswick
CHAIRMAN

8th May, 1984.
HONG KONG.

THE COMPANIES ORDINANCE, CAP. 32

HONGKONG ELECTRIC HOLDINGS LIMITED

At an Extraordinary General Meeting of the above named Company duly convened and held in the Peacock Room, Mandarin Hotel, Connaught Road Central, Victoria in the Colony of Hong Kong, on Monday, 30th April, 1979 the following Resolution was duly passed as an Ordinary Resolution:—

"That it is desirable to capitalise the sum of $211,680,000 and that such sum be set free for distribution amongst the holders of the shares of the Company on the Register of Members on the 30th April 1979 in the proportion of one share for every five shares held by them respectively on that day, on condition that the same be not paid in cash but be applied in paying up in full at par 105,840,000 of the unissued shares of the Company of $2 each to be allotted and distributed credited as fully paid up to and amongst the said holders of shares in the proportions aforesaid and such new shares shall be entitled to rank for all dividends declared after the 30th April 1979 and in all other respects pari passu with the already issued shares and the Directors shall give effect to this Resolution. If any Member would be entitled to a fractional share the Directors in lieu of issuing fractional certificates will cause the whole share to be issued to a person or persons to be named by the Directors and such share shall at such time as the Directors think fit be sold and the net proceeds will be retained for the benefit of the Company."

P. G. Williams
Chairman

Hong Kong, 30th April, 1979.

THE COMPANIES ORDINANCE, CHAPTER 32

ORDINARY RESOLUTION

OF

HONGKONG ELECTRIC HOLDINGS LTD.

At an Extraordinary General Meeting of the above named Company duly convened and held at Electric House, 44 Kennedy Road, Hong Kong on Monday, the 12th day of November, 1979 the following resolution was duly passed as an Ordinary Resolution:—

"THAT the authorised capital of the Company be increased from 750,000,000 shares of $2 each to 1,000,000,000 shares of $2 each by the creation of an additional 250,000,000 shares of $2 each to rank pari passu with the existing shares."

P. G. Williams
Chairman

Dated 12th November, 1979
Hong Kong.

THE COMPANIES ORDINANCE, CHAPTER 32

HONGKONG ELECTRIC HOLDINGS LTD.

At an Extraordinary General Meeting of the above named Company duly convened and held in the Peacock Room, Mandarin Hotel, Connaught Road Central, Victoria in the Colony of Hong Kong, on Monday, the 17th day of April, 1978, the following Resolution was duly passed as an Ordinary Resolution:—

"That the Authorised Capital of the Company be increased from 500,000,000 shares of $2 each to 750,000,000 shares of $2 each by the creation of an additional 250,000,000 shares of $2 each to rank pari passu with the existing shares."

P. G. Williams
Chairman

Dated this 17th day of April, 1978.

THE COMPANIES ORDINANCE, CHAPTER 32

HONGKONG ELECTRIC HOLDINGS LTD.

At an Extraordinary General Meeting of the above named Company duly convened and held in the Peacock Room, Mandarin Hotel, Connaught Road Central, Victoria in the Colony of Hong Kong, on Monday, the 17th day of April, 1978 the following Resolution was duly passed as an Ordinary Resolution:—

"That it is desirable to capitalise the sum of $302,400,000 from reserves and that such sum be set free for distribution amongst the holders of the shares of the Company on the Register of members on the 17th April 1978 in the proportion of two shares for every five shares held by them respectively on that day, on condition that the same be not paid in cash but be applied in paying up in full at par 151,200,000 of the unissued shares of the Company of $2 each to be allotted and distributed credited as fully paid up to and amongst the said holders of shares in the proportions aforesaid and such new shares shall be entitled to rank for all dividends declared after the 17th April 1978 and in all other respects pari passu with the already issued shares and the Directors shall give effect to this Resolution. If any member would be entitled to a fractional share the Directors in lieu of issuing fractional certificates will cause the whole share to be issued to a person or persons to be named by the Directors and such share shall at such time as the Directors think fit be sold and the net proceeds will be retained for the benefit of the Company."

P. G. Williams
Chairman

Dated this 17th day of April, 1978.

(Copy)

No. 46996

CERTIFICATE OF INCORPORATION ON CHANGE OF NAME

WHEREAS TRICITY INVESTMENTS LIMITED was incorporated in Hong Kong as a limited company under the Companies Ordinance on the Ninth day of April, 1976;

AND WHEREAS by special resolution of the Company and with the approval of the Registrar of Companies, it has changed its name;

NOW THEREFORE I hereby certify that the Company is a limited company incorporated under the name of HONGKONG ELECTRIC HOLDINGS LIMITED.

GIVEN under my hand this Thirtieth day of April One Thousand Nine Hundred and Seventy-six.

LESLIE FOO
for Registrar of Companies,
Hong Kong.

THE COMPANIES ORDINANCE (Chapter 32)

HONGKONG ELECTRIC HOLDINGS LIMITED

At an Extraordinary General Meeting of the above-named Company duly convened and held at "Electric House" on Thursday, the 22nd day of July, 1976 the following Resolution was passed as an Ordinary Resolution:—

Ordinary Resolution

THAT the authorised share capital of the Company be increased from HK$1,000.00 divided into 500 shares of HK$2.00 each to HK$1,000,000,000.00 divided into 500,000,000 shares of HK$2.00 each by the creation of an additional 499,999,500 shares of HK$2.00 each.

J. PEACOCK
Director

Dated this 22nd day of July, 1976.

No. 46996

(COPY)

CERTIFICATE OF INCORPORATION

I HEREBY CERTIFY that

TRICITY INVESTMENTS LIMITED

is this day incorporated in Hong Kong under the Companies Ordinance, and that this Company is limited.

GIVEN under my hand this 9th day of April, One Thousand Nine Hundred and Seventy-six.

(Sd.) LESLIE FOO
for Registrar of Companies,
Hong Kong.

THE COMPANIES ORDINANCE (Chapter 32)

TRICITY INVESTMENTS LIMITED

At an Extraordinary General Meeting of the above-named Company duly convened and held at 2510 Connaught Centre, Hong Kong on Thursday, the 22nd day of April, 1976, the following Resolution was duly passed as a Special Resolution: —

"**THAT**:—

(1) Subject to the necessary approval under Section 22 of the Companies Ordinance, the name of the Company be changed to HONGKONG ELECTRIC HOLDINGS LIMITED.

(2) The Company's Articles of Association be altered by deleting Articles 170 to 173 inclusive and that accordingly the Company be and it is hereby converted into a public company.

(3) The Directors of the Company be and they are hereby authorised and directed to take any further steps which may be necessary or desirable to effect the conversion of the Company to a public company.

(4) Article 20 of the Company's Articles of Association be altered by deleting therefrom the words 'on such terms and conditions as are prescribed by the Companies (Re-construction of Records) Ordinance, Chapter 249, or any amendment thereto for the time being in force, or'."

T. J. GREGORY
Chairman.

THE COMPANIES ORDINANCE (Chapter 32)

Company Limited by Shares

MEMORANDUM OF ASSOCIATION

OF

HONGKONG ELECTRIC HOLDINGS LIMITED
香港電燈集團有限公司

---

1. The name of the Company is "HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司".

2. The Registered Office of the Company will be situate in the Colony of Hong Kong.

3. The objects for which the Company is established are:—

   (1) To carry on the business of investment company and for that purpose to acquire and hold, purchase, subscribe for, borrow, own, sell, exchange, assign, transfer, mortgage, pledge, hypothecate and deal in shares, stocks, debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any company wherever incorporated or carrying on business and debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any Government, sovereign ruler, commissioners, public body or authority, supreme, dependent, municipal, local or otherwise in any part of the world and to effect any and all transactions of any kind, character or description in relation to the above either in the name of the Company or in that of any nominee.

   (2) To acquire any such shares, stock, debentures, debenture stock, bonds, notes, obligations, or securities by original subscription, contract, tender, purchase, exchange, underwriting, participation in syndicates or otherwise, and whether or not fully paid up, and to subscribe for the same subject to such terms and conditions (if any) as may be thought fit.

   (3) To exercise and enforce all rights and powers conferred by or incident to the ownership of any such shares, stock, obligations, or other securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof and to provide managerial and other executive supervisory and consultant services for or in relation to any company in which the Company is interested upon such terms as may be thought fit.

   (4) To acquire by purchase, lease, exchange, or otherwise, land, buildings and hereditaments of any tenure or description situate in the Colony of Hong Kong or elsewhere and any estate or interest therein, and any rights over or connected with land so situate, and to develop and to turn the same to account as may seem expedient, and in particular by preparing building sites, and by constructing, reconstructing, altering, improving, decorating, furnishing and maintaining offices, flats, houses, factories, warehouses, shops, wharves, buildings, works and conveniences of all kinds, and by consolidating or connecting, or subdividing properties, and by leasing and disposing of the same.

   (5) To sell, improve, manage, develop, exchange, let, lease, mortgage, enfranchise, dispose of, turn to account, or otherwise deal with, all or any part of the property and rights of the Company.

(6) To acquire and take over any business or undertaking carried on, upon, or in connection with, any land or building which the Company may desire to acquire as aforesaid, or become interested in, and the whole or any of the assets and liabilities of such business or undertaking, and to carry on the same, or to dispose of, remove, or put an end thereto, or otherwise deal with the same as may seem expedient.

(7) To establish and carry on, and to promote the establishment and carrying on, upon any property in which the Company is interested, of any business which may be conveniently carried on, upon or in connection with such property, and the establishment of which may seem calculated to enhance the value of the Company's interest in such property, or to facilitate the disposal thereof.

(8) To advance and lend money to builders, tenants, and others who may be willing to build on or improve any land or buildings in which the Company is interested, and generally to advance money to such persons and on such terms as may be arranged.

(9) To render investment, advisory, investigatory, supervisory, managerial or other services to any person or public authority, whether or not in connection with the promotion, organization, reorganization, recapitalization, liquidation, consolidation or merger of any person, company or corporation in Hong Kong or abroad or in connection with the issuance, underwriting, sale or distribution of any securities in Hong Kong or abroad or in connection with taxation, exchange controls or economic or business conditions in Hong Kong or abroad or in connection with sale or purchase of real or personal property in Hong Kong or abroad.

(10) To engage in the securities business, including each and every field, portion and aspect thereof, in any and all capacities whatsoever.

(11) To act as an underwriter, dealer, broker, trader and investor in or with respect to securities.

(12) To engage in and carry on the business of brokers and dealers in commodities (including contracts for future delivery thereof) of every kind, character, or description whatsoever and, whether or not in connection therewith, to purchase, borrow, acquire, hold, exchange, sell, distribute, lend, mortgage, pledge, or otherwise dispose of, or import or export or turn to account in any manner and generally to deal in or otherwise effect any and all transactions of every kind, character or description whatsoever in or with respect to commodities and products, merchandise, articles of commerce, materials, personal property of every kind, character or description whatsoever and any interest therein, and instruments evidencing rights to acquire such interests, to guarantee any and all obligations relating to transactions made on any board of trade, commodities exchange, or similar institution, and to do any and all things which may be useful in connection with or incidental to the conduct of such business.

(13) To maintain with and for customers' accounts with respect to securities and or commodities of any kind, character or description whatsoever, including margin accounts, and to do anything incidental to the maintenance of such accounts.

(14) To guarantee the signature of customers or others whenever such guarantees are convenient in the conduct of its business.

(15) To make and issue any and all trust, depositary, interim and other receipts and certificates of deposit or any securities or interests therein.

(16) To purchase or otherwise acquire, hold, pledge, turn to account in any manner, import, export, sell, distribute or otherwise dispose of, and generally to deal in, commodities and products (including any future interest therein) and merchandise, articles of commerce, materials, personal and real property of every kind, character and description whatsoever, and any interest therein, either as principal or as a factor or broker, or as commercial sales, business or financial agent or representative, general or special, or in any other capacity whatsoever for the account of any person or public authority, and in connection therewith or otherwise secure trading privileges on, any board of trade, exchange or other similar institution where any such products or commodities or personal or real property are dealt in.

(17) To buy, sell and deal in foreign exchange and in notes, open accounts and other similar evidence of debt.

(18) To make, enter into and carry out any arrangements with any person or public authority; to obtain therefrom or otherwise to acquire, whether by purchase, lease, assignment or otherwise, any powers, rights, privileges, immunities, franchises, guaranties, grants and concessions; and to acquire, hold, own, exercise, exploit, dispose of and realize upon the same, all in connection with any business, object or purpose of the Company.

(19) To act as business, sales, marketing, management, design and engineering agents, managers, consultants and advisers in all branches of business, trade, commerce, industry and finance.

(20) To give advice and assistance of every description and kind in respect of all matters connected with trade, commerce, business, industry and finance.

(21) To advise on and to provide services in connection with the promotion, formation, planning, construction, development, management, supervision, control, operation and finance of any company, business, scheme or operation whatsoever.

(22) To act as agent, adviser, director, general manager, manager, secretary of any person, firm or corporation and as registrar of any company.

(23) To provide or procure the provision by others of every and any service, need, want or requirement of any business nature required by any person, firm or company in or in connection with any business carried on by them.

(24) To carry on business as company promoters, financiers and bill brokers and generally to undertake and execute agencies and commissions of any kind and to negotiate and arrange for the borrowing or lending of money or the subscription or underwriting of shares, debentures and other securities.

(25) To carry on the business of public relations consultants, advisers and agents in all its branches; to give advice and assistance in promoting relations with the public generally or any particular section of the public; to foster, build up and maintain relations with the press and other appropriate relations; to undertake publicity, in all fields and through all media and techniques, to disseminate material and information to any section of the public and to prepare and publish reports upon public relations and publicity or any aspect thereof.

(26) To undertake the office of and act as trustee, executor, administrator, manager, agent or attorney of or for any person or persons, company, corporation, government, state, colony, province, dominion, sovereign, or authority, supreme, municipal, local or otherwise, and generally to undertake, perform and discharge any trusts, or trust agency business, and any office of confidence.

(27) To undertake surveys for the purpose of assessing existing or projected business and industrial organisations of all kinds and to carry out under contract or otherwise surveys for the improvement or modification of management and merchandising and business methods.

(28) To make, give, undertake, carry out and provide (either gratuitously or for reward) market surveys, technical business information, cost investigations, management advice, organisation assistance, and financial advice, and to provide consultation, exploitation, lay-out, investigation, integration, design, and other services for persons and companies engaged or contemplating being engaged in any industry, mining operations, trade, business or profession.

(29) To conduct investigations, enquiries, studies, surveys, projects and programmes of all kinds including the making of feasibility tests and reports.

(30) To employ experts to investigate and examine into the condition, prospects, value, character and circumstances, of any business concerns and undertakings, and generally of any assets, property, or rights.

(31) To carry on the business of manufacturers, designers, inventors, merchants, exporters and importers, owners and charterers of ships and vessels, carriers by sea and air, surveyors, wharfingers, refrigerators, warehousemen, furnishers, agents, store-keepers, and contractors and to buy, sell, manufacture, export, import, treat and deal in minerals, metals, ores, mineral substances, raw materials, livestock, sea foods and products of the sea, meat, corn and other produce, tinned goods, manufactured articles, pharmaceutical, medicinal, chemical, industrial, electrical, radio and other preparations and articles and goods, stores, chattels and effects of every kind and description, both wholesale and retail, and to deal in provisions, drugs, chemicals and other articles of personal and household

use and consumption, and generally of and in all manufactured goods, semi-finished goods, finished products, piece goods, equipment, machinery, stores, materials, provisions and produce and to transact every kind of agency business.

(32) To carry on all or any of the businesses of general merchants, commission agents, forwarding agents, sales agents and sub-agents for manufacturers, agents and sub-agents for carriers, brokers and agents for brokers, purchasing agents, sales promoters, promotional representatives, contractors, metallurgists, and undertakers of all kinds of works, enterprises or projects whatsoever.

(33) To carry on business as financiers, capitalists, financial agents, underwriters (but not in respect of life, marine or fire insurance), concessionaires, brokers and merchants and to undertake and carry on and execute all kinds of financial, commercial, trading and other operations.

(34) To manufacture, buy, sell, service, repair, convert, alter, refit, maintain or otherwise deal in any plant, machinery, apparatus, equipments, tools, goods or things of any description.

(35) To carry on all kinds of promotion business, and to form, constitute, float, lend money to, assist, hold and control subsidiary companies and any companies, associations, or undertakings whatsoever.

(36) To buy, sell, manufacture, construct, repair, convert, alter, refit, salve, raise, rig, fit-out, let on hire and deal in machinery, rolling-stock, steamers, ships and vessels of all descriptions, aircraft, plant, timber, iron, steel, metal, glass, minerals, ores, chemical products, fuel, implements, equipments; tools, utensils, merchandise, products, commodities and conveniences of all kinds.

(37) To construct, execute, carry out, equip, alter and improve, own, develop, administer, manage or control works and conveniences of all kinds, which expression without prejudice to the generality of the foregoing, shall include railways, tramways, docks, harbours, piers, wharves, canals, reservoirs, embankments, dams, irrigations, reclamations, improvements, sewage, drainage, sanitary works, water, gas, oil, motor, electrical, telephonic, telegraphic, and power supply works and hotels, warehouses, markets and buildings and all other works or conveniences of any kind whatsoever.

(38) To establish, maintain and operate shipping, air transport, and road transport services (public and private) and all ancillary services and, for these purposes or as independent undertakings, to purchase, take in exchange, charter, hire, build, construct or otherwise acquire, and to own, work, manage, and trade with steam, sailing, motor and other ships, trawlers, drifters, tugs, and vessels, aircraft and motor and other vehicles with all necessary and convenient equipment, engines, tackle, gear, furniture, and stores, or any shares or interests in ships, vessels, aircraft, motor and other vehicles including shares, stocks, or securities of companies possessed of or interested in any ships, aircraft or vehicle, and to maintain, repair, fit out, refit, improve, insure, alter, sell, exchange, or let out on hire or hire purchase or charter or otherwise deal with and dispose of any of the ships, vessels, aircraft, and vehicles, shares, stock and securities, or any of the engines, tackle, gear, furniture, equipment, and stores of the Company.

(39) To arrange for and deal with immigration and emigration matters and applications including the obtaining of visas, passports, entry or re-entry permits and other travel documents and to carry on business as tourist agents and contractors, and to facilitate travelling, and to provide for tourists and travellers, and to promote the provision of conveniences of all kinds in the way of through tickets, sleeping cars or berths, reservations on aircraft and ships and on all kinds of transport by land, circular tickets, vouchers for the purchase of food, drink, services and goods, reserved places, hotel and lodging accommodation, guides, safe deposits, conducted tours, inquiry bureaux, libraries, travel information, lavatories, reading rooms, baggage transport and otherwise.

(40) To carry on business as hotel keepers, lodging house and restaurant keepers, transport agents and insurance agents.

(41) To undertake and execute the office of trustees or nominees for the purpose of holding and dealing with any real or personal property or security of any kind for and on behalf of any person or persons, company, corporation, mortgagee or body; to act as trustee, nominee or agents generally for any purpose and either solely or jointly with another or others; to undertake the management of any business or undertaking or transaction, and generally to undertake, perform and fulfil any trust or agency business of any kind and any office of trust or confidence.

(42) To hold in trust as trustees or as nominees and to deal with, manage, and turn to account, any real or personal property of any kind, and in particular shares, stocks, debentures, debenture stock, securities, policies, book debts, claims and choses in action, lands, buildings, business concerns and undertakings, mortgages, charges, annuities, patents, licences, and any interest in real or personal property, and any claims against such property or against any person or company.

(43) To carry on any other business which in the opinion of the Directors of the Company may seem capable of being conveniently carried on in connection with or as ancillary to any of the above businesses or to be calculated directly or indirectly to enhance the value of or render profitable any of the property of the Company or to further any of its objects.

(44) To purchase, take on lease, exchange, hire or otherwise acquire and hold for any estate or interest any real or personal property and any rights or privileges which the Company may think necessary or convenient for the purposes of its business.

(45) To borrow or raise money upon such terms and on such security as may be considered expedient and in particular by the issue or deposit of notes, debentures or debenture stock (whether perpetual or not) and to secure the payment or repayment of any money borrowed, raised or owing by mortgage charge or lien upon the whole or any part of the undertaking property and assets of the Company, both present and future, including its uncalled capital and also by similar mortgage, charge, debenture or lien to secure and guarantee the performance by the Company or any other person or company of any obligation undertaken by the Company or any other person or company as the case may be.

(46) To apply for, purchase or otherwise acquire any designs, trade marks, patents, licences, concessions and the like, conferring an exclusive or non-exclusive or limited right of user or any secret or other information as to any invention which may seem capable of being used for any of the purposes of the Company or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exercise, develop, grant licences in respect of, or otherwise turn to account any rights and information so acquired.

(47) To purchase, subscribe for or otherwise acquire and hold and deal with any shares, stocks or securities of any other company having objects wholly or in part similar to the objects of the Company or carrying on any business capable of being conducted so as directly or indirectly to benefit the Company.

(48) To purchase or otherwise acquire all or any part of the business, property and liabilities of (i) any company, carrying on any business within the objects of the Company or (ii) any person or firm carrying on any business within the said objects, and to conduct and carry on, or liquidate and wind up, any such business.

(49) To remunerate any person or company, and to pay for any property or rights acquired by the Company, either in cash or shares, with or without preferred or deferred rights in respect of dividend or repayment of capital or otherwise, or by any securities which the Company has power to issue or partly in one mode and partly in another, and generally on such terms as the Company may determine.

(50) To accept payment for any property or rights sold or otherwise disposed of or dealt with or for any services rendered by the Company, either in cash, by instalments or otherwise, or in shares of any company with or without deferred or preferred rights in respect of dividend or repayment of capital or otherwise, or by means of a mortgage or by debentures or debenture stock of any company or partly in one mode and partly in another, and generally on such terms as the Company may determine, and to hold, deal with or dispose of any consideration so received.

(51) To issue, place, underwrite, or guarantee the subscription of or concur or assist in the issuing or placing, underwriting, or guaranteeing the subscription of shares, notes, debentures, debenture stock, bonds, stocks and securities of any company at such times and upon such terms and conditions as to remuneration and otherwise as may be agreed upon.

(52) To amalgamate, enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint venture or reciprocal concession, or for limiting competition with any person or company carrying on or engaged in, or about to carry on or engage in, any business or transaction which the Company is authorised to carry on or engage in, or which can be carried on in conjunction therewith or which is capable of being

conducted so as directly or indirectly to benefit the Company and to lend money to, guarantee the contracts of, or otherwise assist, any such person or company, and to take or otherwise acquire shares and securities of any such company, and to sell, hold, reissue, with or without guarantee, or otherwise deal with the same.

(53) To lend and advance money or give credit to such persons or companies and on such terms as may seem expedient, and in particular to customers and others having dealings with the Company, and to guarantee the performance of any contract or obligation and the payment of money of or by any such persons or companies, and generally to give guarantees.

(54) To guarantee the payment of money secured by or payable under or in respect of bonds, debentures, debenture stock, contracts, mortgages, charges, obligations and other securities of any company or of any authority, supreme, municipal, local or otherwise, or of any persons whomsoever, whether incorporated or not incorporated.

(55) To transact and carry on all kinds of agency business, and in particular to collect rents and debts, and to negotiate loans, to find investments, and to issue and place shares, stocks, debentures, debenture stock, or other securities.

(56) To furnish and provide deposits and guarantee funds required in relation to any tender or application for any contract, concession, decree, enactment, property, or privilege, or in relation to the carrying out of any contract, concession, decree, or enactment.

(57) To seek for and secure openings for the employment of capital in Hong Kong and elsewhere.

(58) To carry on and undertake any business or operation commonly carried on or undertaken by promoters of companies, financiers, concessionaires, contractors for public and other works, capitalists, merchants or traders.

(59) To vest any real or personal property rights or interest acquired by or belonging to the Company in any person or company on behalf of or for the benefit of the Company and with or without any declared trust in favour of the Company.

(60) To invest and deal with the moneys of the Company not immediately required for the purposes of its business in or upon such investments and securities (including land of any tenure in any part of the world) and in such manner as may from time to time be considered expedient and to dispose of or vary any such investments or securities.

(61) To enter into any arrangements with any governments or authorities (supreme, municipal, local or otherwise) or any corporations, companies or persons that may seem conducive to the attainment of the Company's objects or any of them and to obtain from any such government, authority, corporation, company or person any charters, enactments, orders, contracts, decrees, rights, privileges, licences, permits and/or concessions which the Company may think desirable and to carry out, exercise and comply with any such charters, contracts, decrees, rights, privileges, licences, permits and concessions.

(62) To insure with any company or person against losses, damages, rights and liabilities of all kinds which may affect this Company and to act as agents and brokers for placing insurance risks of all kinds in all its branches.

(63) To establish and support or aid in the establishment and support of associations, institutions, funds, trusts, and conveniences calculated to benefit employees or ex-employees of the Company or its predecessors in business or the dependants or connections of such persons, and to subscribe or guarantee money for charitable or benevolent objects, or for any exhibition, or for any public, general or useful object.

(64) To remunerate any person or company for services rendered, or to be rendered, in placing or assisting to place or guaranteeing the placing of any of the shares in the Company's capital or any debentures, debenture stock or other securities of the Company or in or about the formation or promotion of the Company or the conduct of its business.

(65) To promote, finance or assist any other company for the purpose of acquiring all or any part of the property rights and liabilities of the Company or for any other purposes which may seem directly or indirectly calculated to benefit the Company.

(66) To make, draw, accept, endorse, discount, negotiate, execute and issue and to buy, sell and deal in promissory notes, bills of exchange, cheques, bills of lading, shipping documents, dock and warehouse warrants and other instruments, negotiable or transferable or otherwise.

(67) To sell or dispose of the undertaking of this Company or any part thereof for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any other company having objects altogether or in part similar to those of this Company.

(68) To sell, improve, manage, develop, exchange, lease, mortgage, enfranchise, dispose of, turn to account, or otherwise deal with, all or any part of the property and rights of the Company.

(69) To distribute among the Members in specie any property of the Company, or any proceeds of sale or disposition of any property of the Company, and for such purpose to distinguish and separate capital from profits, but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law.

(70) To grant donations, gratuities, pensions, allowances, bonuses, benefits or emoluments to any persons (including Directors and other officers) who may be or have been in the employment or service in any capacity of the Company or of any subsidiary or sub-subsidiary of the Company or of the predecessors in business of the Company or of any such subsidiary or such sub-subsidiary company or the relations, connections, or dependants of any such persons, and to establish, subsidise, subscribe to or support institutions, associations, clubs, funds or trusts calculated to be for the benefit of any such persons or otherwise advance the interest and well-being of the Company or of any such other company as aforesaid or of its members, and to make payments for or towards the insurance of any such persons as aforesaid, and subscriptions or guarantees of money for charitable or benevolent objects or for any exhibition or for any public, general or useful object.

(71) To pay all preliminary expenses of the Company and any company promoted by the Company or any company in which this Company is or may contemplate being interested, including in such preliminary expenses all or any part of the costs and expenses of owners of any business of property acquired by the Company.

(72) To procure the Company to be registered or recognised in any foreign country or place.

(73) To appoint sales agents to sell any of the products of the Company and any goods, foods, stores, chattels and things for which the Company are agents in any part of the world.

(74) To enter into, carry on and participate in financial transactions and operations of all kinds and to enter into any agreement or arrangement in connection with its financial affairs, including but not limited to any transaction, operation, agreement or arrangement intended to reduce or compensate for any financial risk and to take any steps which may be considered expedient for carrying into effect such transactions, operations, agreements and arrangements.

(75) To carry on business and maintain branches abroad in any part of the world for all or any of the purposes aforesaid.

(76) To do all or any of the above things in any part of the world either alone or in conjunction with others and either as principals, agents, contractors, trustees or otherwise and either by or through agents, subcontractors, trustees or otherwise.

(77) To do all such things as may be deemed incidental or conducive to the attainment of the above objects or any of them.

And it is hereby declared (a) that the word "company" in this Clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether corporate or unincorporate and whether domiciled in the Colony of Hong Kong or elsewhere, and (b) that, except where the context expressly so requires, none of the several paragraphs of this Clause, or the objects therein specified, or the powers thereby conferred, shall be limited by, or be deemed merely subsidiary or auxiliary to any other paragraph of this Clause, or the objects in such other paragraph specified, or the powers thereby conferred.

4. The liability of the Members is limited.

5. The Capital of the Company is HK$3,300,000,000.00 divided into 3,300,000,000 shares of HK$1.00 each.

WE, the several persons whose names, addresses and descriptions are hereto subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite to our respective names:

Names, Addresses and Descriptions of Subscribers	Number of Shares taken by each Subscriber
for and on behalf of **GREGSON LIMITED** By: **A. R. CHETTLE** *Director* 403–413, Hongkong & Shanghai Bank Building, Hong Kong. Body Corporate.	One
for and on behalf of **DREDSON LIMITED** By: **J. F. PAYNE** *Director* 403–413, Hongkong & Shanghai Bank Building, Hong Kong. Body Corporate.	One
Total Number of Shares Taken...	Two

Dated the 6th day of April, 1976.

WITNESS to the above signatures:

(Sd.) **V. E. BRAMHALL**
Solicitor,
HONG KONG.

THE COMPANIES ORDINANCE (Chapter 32)

Company Limited by Shares

ARTICLES OF ASSOCIATION

(Reprinted with all amendments up to 11th May, 2006)

OF

HONGKONG ELECTRIC HOLDINGS LIMITED
香港電燈集團有限公司

Table A

Table A excluded.

1. The regulations contained in Table A in the First Schedule to "the Companies Ordinance" shall not apply to the Company.

Interpretation

Marginal notes not to affect construction.

2. The marginal notes to these Articles shall not affect the construction hereof and in the interpretation and construction of these Articles unless there be something in the subject or context inconsistent therewith:—

Interpretation. Hong Kong.

"Hong Kong" shall mean the Hong Kong Special Administrative Region of the People's Republic of China.

The Company.

"The Company" or "This Company" shall mean HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司.

Companies Ordinance.

"Companies Ordinance" or "The Ordinance" means the Companies Ordinance (Chapter 32 of the laws of Hong Kong) and any amendments thereto for the time being in force.

These presents.

"These Articles" or "These presents" shall mean the present Articles of Association, and all supplementary, amended, or substituted articles for the time being in force.

Special Resolution.

"Special Resolution" has the meaning assigned thereto in the Companies Ordinance.

Registered Office.

"Registered Office" shall mean the Registered Office from time to time of the Company.

Head Office.

"Head Office" shall mean the Registered Office from time to time of the Company.

Capital.

"Capital" shall mean the Share Capital from time to time of the Company.

Share.

"Share" means share in the capital of the Company, and includes stock except where a distinction between stock and shares is expressed or implied.

Shareholders. Members.

"Shareholders" or "Members" shall mean the duly registered holders from time to time of the shares in the Capital of the Company.

The Register.

"The Register" means the Register of Members to be kept pursuant to the provisions of the Companies Ordinance.

Directors.

"Directors" shall mean the Directors from time to time of the Company.

Board.

"Board" shall mean the board of Directors of the Company or the Directors present at a meeting of Directors at which a quorum is present.

"Secretary" and "Assistant Secretary" shall mean the persons for the time being performing the duties of these respective offices. Secretary.

"Prescribed Fee" shall mean HK$2.50 or such sum as may from time to time be determined by the Directors or permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited. Prescribed Fee.

"Auditors" shall mean the persons for the time being performing the duties of that office. Auditors.

"The Chairman" shall mean the Chairman presiding at any meeting of members or of the Board of Directors. Chairman.

"Seal" shall mean the Common Seal from time to time of the Company. Seal.

"Dividend" includes bonus. Dividend.

"Dollars" shall mean Dollars legally current in Hong Kong. Dollars.

"Month" shall mean a calendar month. Month.

"Year" shall mean Year from the 1st January to the 31st December inclusive. Year.

"Writing" or "printing" shall include writing, printing, lithography, photography, typewriting and every other mode of representing words or figures in a visible form, including an electronic communication. Writing.

"Electronic communication" shall mean a communication sent by electronic transmission in any form through any medium. Electronic communication.

"Listing Rules" means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time. Listing Rules.

"Summary financial report" has the meaning assigned thereto in the Companies Ordinance. Summary financial report.

"Associate" has the meaning assigned thereto in the Listing Rules. Associate

"Clearing House" shall mean a recognised clearing house within the meaning of Part 1 of Schedule 1 to the Securities and Futures Ordinance (Chapter 571) of the laws of Hong Kong as modified from time to time. Clearing House.

Words denoting the Singular shall include the Plural. Words denoting the Plural shall include the Singular. Words referring to Males shall include Females. Words importing the Masculine Gender shall include the Feminine Gender. Words importing persons shall include companies and corporations. Subject as aforesaid any words defined in the Ordinance shall if not inconsistent with the subject and/or context bear the same meaning in these Articles. Words in Ordinance to bear same meaning in articles.

References to applicable laws, rules and regulations shall include the Companies Ordinance and all regulations made thereunder, and the Listing Rules. References to a notice or document shall include a notice or document recorded or stored in any digital, electronic, electric, magnetic or other retrievable form or medium. References to applicable laws etc.

Share Capital and Modification of Rights

3. At the date of adoption of this Article the capital of the Company shall consist of HK$3,300,000,000 divided into 3,300,000,000 shares of HK$1 each. Capital.

4A. (a) Without prejudice to any special rights previously conferred on the holders of any shares or class of shares already issued (which special rights shall not be modified or abrogated except with such consent or sanction as is provided by the next following Article) any share in the Company (whether forming part of the original capital or not) may be issued with such preferred, deferred, or other special rights, or such restrictions, whether in regard to dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine. Issue of shares.

(b) Subject to the provisions of the Ordinance the Company may issue Preference Shares which are, or which at the option of the Company are to be, liable to be redeemed, on such terms and in such manner as the Company before the issue thereof may by Special Resolution determine provided that redemptions not made through the market or by tender shall be limited to a maximum price and if redemptions are by tender, the tenders shall be available to all holders of such preference shares.

Company's power to purchase or to finance the purchase of its own shares.

4B. The Company may exercise any powers conferred on the Company or permitted by or not prohibited by or not inconsistent with the Ordinance or any other applicable ordinance, statute, act or law from time to time to purchase or acquire shares in the Company (including any redeemable shares) or to give directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase or acquisition made or to be made by any person of any shares in the Company and should the Company purchase or acquire its own shares neither the Company nor the Directors shall be required to select the shares to be purchased or acquired rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that any such purchase or acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission from time to time in force.

How special rights of shares may be modified.

5. Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Ordinance, be varied or abrogated either with the consent in writing of the holders of three-fourths of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall *mutatis mutandis* apply except that the necessary quorum shall be two persons at least holding or representing by proxy one-third in nominal amount of the issued shares of the class (but so that if at any adjourned meeting a quorum as above defined is not present, any two holders of shares of the class present in person or by proxy shall be a quorum) and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him.

6. The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in profits or assets of the Company in some or all respects *pari passu* therewith but in no respect in priority thereto.

Shares

Power to increase capital.

7. The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into shares of such amount, as the Resolution shall prescribe.

On what conditions new shares may be issued.

8. The new shares shall be issued upon such terms and conditions, and with such rights and privileges annexed thereto as the General Meeting resolving upon the creation thereof shall direct, and if no direction be given, as the Directors shall determine; and in particular such shares may be issued with a preferential or qualified right to dividends, and in the distribution of assets of the Company, and with a special or without any right of voting.

When to be offered to existing members.

9. The Company may by Ordinary Resolution, before the issue of any new shares, determine that the same, or any of them, shall be offered in the first instance, and either at par or at a premium, to all the then members or any class thereof in proportion as nearly as may be to the amount of the capital held by them, or make any other provisions as to the issue and allotment of the new shares, but, in default of any such determination, or so far as the same shall not extend, the new shares may be dealt with as if they formed part of the shares in the capital of the Company existing prior to the issue of the new shares.

New shares to form part of original capital.

10. Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares, shall form part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls, and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

11. Subject to the provisions of these Articles relating to new shares, all unissued shares in the Company shall be at the disposal of the Directors, and they may allot, grant options over, or otherwise dispose of them to such persons, at such times, and on such terms as they think proper, but so that no shares shall be issued at a discount, except in accordance with the provisions of the Ordinance.

Shares at the disposal of Directors.

12. The Company may at any time pay a commission not exceeding ten per cent to any person for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company, but so that if the commission shall be paid or payable out of capital the conditions and requirements of the Ordinance shall be observed and complied with, and the commission shall not exceed ten per cent in each case on the price at which the shares are issued.

Company may pay commission.

13. If any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings, or the provision of any plant which cannot be made profitable for a lengthened period, the Company may pay interest on so much of such share capital as is for the time being paid up for the period and subject to the conditions and restrictions mentioned in the Ordinance, and may charge the sum so paid by way of interest to capital as part of the cost of construction of the works or buildings, or the provision of plant.

Power to charge interest to capital.

14. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

Company not to recognise trusts in respect of shares.

Register of Members and Share Certificates

15. The Directors shall cause to be kept in one or more books a Register of the members, and there shall be entered therein the particulars required under the Companies Ordinance, or any amendment thereto.

Share Register.

16. Every person whose name is entered as a member in the Register shall be entitled to receive within twenty-one days after allotment or lodgment of a transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or several certificates each for one or more of his shares upon payment of the Prescribed Fee for each certificate. Provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

Share Certificates.

17. Every certificate of title to shares shall be issued under the Seal of the Company (which for this purpose may be any official seal as permitted by Section 73A of the Companies Ordinance).

Certificate of shares.

18. Every share certificate hereafter issued shall specify the number of shares in respect of which it is issued and the amount paid thereon, and may otherwise be in such form as the Directors may from time to time prescribe. A member requiring more than one certificate in respect of his shares shall pay the Prescribed Fee for each certificate.

Every Certificate to specify number of shares.

19. If any share shall stand in the names of two or more persons the person first named in the Register of Members shall as regards voting at any meetings, receipt of dividends, services of notices, and all or any other matters connected with the Company, except the transfer of the share, be deemed the sole holder thereof.

The first named of joint holders deemed the holder.

20. If a share certificate be worn out or defaced, then, upon production thereof to the Directors, they may order the same to be cancelled, and may issue a new certificate in lieu thereof on payment of the Prescribed Fee; and if a share certificate be lost or destroyed, it may be replaced on payment of the Prescribed Fee and on such other terms and conditions as the Directors think fit.

Replacement of share certificates.

21. A member shall be entitled to have notices served on him at any address within Hong Kong or elsewhere. Any member whose registered address is outside Hong Kong may notify the Company in writing of an address in Hong Kong which for the purpose of service of notice shall be deemed to be his registered address. A member who has no registered address shall be deemed to have received any notice which shall have been displayed at the Head Office and shall have remained there for the period of twenty-four hours and such notice shall be deemed to have been received by such member on the day following that on which it shall have been first so displayed.

Members may give address in Hong Kong.

Lien

Company's lien.

22. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of such share; and the Company shall also have a first and paramount lien and charge on all shares (other than fully paid shares) standing registered in the name of a single member for all the debts and liabilities of such member or his estate to the Company and that whether the same shall have been incurred before or after notice to the Company of any equitable or other interest in any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member of his estate and any other person, whether a member of the Company or not. The Company's lien (if any) on a share shall extend to all dividends payable thereon. The Directors may resolve that any share shall for some specified period be exempt from the provisions of this Clause.

Sale of shares subject to lien.

23. The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable, and giving notice of intention to sell in default, shall have been given to the holder for the time being of the shares or the person entitled by reason of his death or bankruptcy to the shares.

Application of proceeds of such sale.

24. The net proceeds of such sale after the payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser.

Calls on Shares

Calls.

25. The Directors may from time to time make such calls as they may think fit upon the members in respect of all monies unpaid on the shares held by them respectively and not by the conditions of allotment thereof made payable at fixed times. A call may be made payable either in one sum or by instalments.

Notice of call.

26. Fourteen days notice at least of any call shall be given specifying the time and place of payment and to whom such call shall be paid.

Copy of Notice to be sent to members.

27. A copy of the notice referred to in Article 26 shall be sent to members in the manner in which notices may be sent to members by the Company as herein provided.

Every member liable to pay call at appointed time and place.

28. Every member upon whom a call is made shall pay the amount of every call so made on him to the person and at the time or times and place as the Directors shall appoint.

Notice of call may be advertised.

29. Notice of the person appointed to receive payment of every call and of the times and places appointed for payment shall be given to each member by notice to be served upon him.

When call deemed to have been made.

30. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

Liability of joint holders.

31. The joint holders of a share shall be severally as well as jointly liable for the payment of all calls and instalments due in respect of such share or other moneys due in respect thereof.

Board may extend time fixed for call.

32. The Directors may from time to time at their discretion extend the time fixed for any call, and may extend such time as to all or any of the members, who from residence beyond the seas or other cause the Directors may deem entitled to any such extension but no member shall be entitled to any such extension except as a matter of grace and favour.

Interest on unpaid calls.

33. If the sum payable in respect of any call or instalment be not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest for the same at the rate of not exceeding fifteen per cent per annum from the day appointed for the payment thereof to the time of the actual payment.

34. No member shall be entitled to receive any dividend or to exercise any privilege as a member until all calls or other sums due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

Suspension of privileges while call unpaid.

35. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the Register of Members as the holder, or one of the holders, of the shares in respect of which such debt accrued; that the resolution making the call is duly recorded in the Minute Book; and that notice of such call was duly given to the member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

Evidence in action for call.

36. Any sum which by the terms of allotment of a share is made payable upon allotment, or at any fixed date, whether on account of the nominal value of the share and or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made and payable on the date fixed for payment, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture and the like, shall apply as if such sums had become payable by virtue of a call duly made and notified.

Sums payable on allotment deemed a call.

37. The Directors may, if they think fit, receive from any member willing to advance the same, and either in money or moneys worth all or any part of the money uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced, the Company may pay interest at such rate as the member paying such sum in advance and the Directors agree upon.

Payment of calls in advance.

Transfer of Shares

38. All transfers of shares may be effected by transfer in writing in the form of transfer set out in Schedule "A" to these Articles (or in such other form as the Directors may accept) and may be under hand only. Provided that the Board may either generally or in any particular case or cases, (subject to such conditions as it may think fit), accept machine imprinted, mechanically produced or other forms of signatures of the transferor or the transferee as the valid signature(s) of the transferor or the transferee, as the case may be.

Form of Transfer.

39. The instrument of transfer of any share shall be executed by or on behalf of the transferor and transferee, and the transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members in respect thereof.

Execution of transfer.

40. The Directors may decline to register any transfer of shares (not being fully paid shares) or stock upon which the Company has a lien; and in the case of shares not fully paid up, may refuse to register a transfer to a transferee of whom they do not approve.

Directors may refuse to register a transfer.

41. The Directors may also decline to recognise any instrument of transfer unless:—

Requirements as to transfer.

(a) a fee of HK$2.50 (or such sum as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited) is paid to the Company in respect thereof;

(b) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(c) the instrument of transfer is in respect of only one class of share;

(d) the instrument of transfer is properly stamped.

42. No transfer shall be made to an infant or to a person of unsound mind or under other legal disability.

No transfer to an infant etc.

43. Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him, and if any of the shares included in the certificate so given up shall be retained by the transferor a new certificate in respect thereof shall be issued to him. The Company shall also retain the transfer.

Certificate of transfer.

When Transfer Books and Register may be closed.

44. The registration of transfers may be suspended and the Register closed at such times and for such periods as the Directors may from time to time determine, provided always that such registration shall not be suspended or the Register closed for more than thirty days in any year.

Transmission of Shares

Death of registered holder or of joint holder of shares.

45. In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by him with other persons.

Registration of Executors and Trustees in Bankruptcy.

46. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence as to his title being produced as may from time to time be required by the Directors, and subject as hereinafter provided, either be registered himself as holder of the share or elect to have some person nominated by him registered as the transferee thereof.

Notice of election to be registered.

Registration of nominee.

47. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall testify his election by executing to his nominee a transfer of such share. All the limitations, restrictions and provisions of these presents relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer executed by such member.

Retention of dividends, etc., until transfer or transmission of shares of a deceased or bankrupt member.

48. A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Directors may, if they think fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 86 being met, such a person may vote at meetings without having transferred the share.

Forfeiture of Shares

If call or instalment not paid notice may be given.

49. If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, without prejudice to the provisions of Article 33 hereof, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of payment.

Form of notice.

50. The notice shall name a further day (not earlier than the expiration of fourteen days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

If notice not complied with, shares may be forfeited.

51. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share, and not actually paid before the forfeiture.

Forfeited share to become property of Company.

52. Any share so forfeited shall be deemed to be the property of the Company, and may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

Arrears to be paid notwithstanding forfeiture.

53. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with interest thereon from the time of forfeiture until payment at the rate of not exceeding 15 per cent per annum, and the Directors may enforce the payment thereof if they think fit, and without any deduction or allowance for the value of the shares, at the time of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares.

54. A statutory declaration in writing that the declarant is a Director or Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

Evidence of forfeiture.

55. When any share shall have been forfeited, notice of the resolution shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the Register.

Notice after forfeiture.

56. Notwithstanding any such forfeiture as aforesaid the Directors may at any time, before any share so forfeited shall have been sold re-allotted or otherwise disposed of, permit the share forfeited to be redeemed upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as they think fit.

Power to annul forfeiture.

57. The forfeiture of a share shall not prejudice the right of the Company to any call already made thereon.

Forfeiture of share not to prejudice any call made.

58. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

Forfeiture for non-payment of any sum due on shares.

Stock

59. The Company may by Ordinary Resolution convert any paid-up shares into stock, and may from time to time by like resolution reconvert any stock into paid-up shares of any denomination.

Power to convert into Stock.

60. The holders of stock may transfer the same or any part thereof in the same manner, and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit, but the Directors may from time to time, if they think fit, fix the minimum amount of stock transferable provided that such minimum shall not exceed the nominal amount of the shares from which the stock arose. No warrants to bearer shall be issued in respect of any stock.

Transfer of stock.

61. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings, and other matters, as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company) shall be conferred by any such aliquot part of stock as would not if existing in shares, have conferred such privilege or advantage.

Rights of stockholders.

62. All such of the provisions of these presents as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" therein shall include "stock" and "stockholder".

Interpretation.

Alteration of Capital

63. (a) The Company may by Ordinary Resolution:—

Consolidation and division of capital and sub-division and cancellation of shares.

(i) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(ii) sub-divide its existing shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association subject, nevertheless, to the provisions of the Companies Ordinance;

(iii) cancel any shares which, at the date of the passing of the Resolution, have not been taken or agreed to be taken by any person.

(b) The Company may by Special Resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner and with, and subject to, any incident authorised and consent required, by law.

Reduction of capital.

Borrowing Powers

Power to borrow.

64. The Directors may from time to time at their discretion raise or borrow, or secure the payment of any sum or sums of money for the purposes of the Company.

Conditions on which money may be borrowed.

65. The Directors may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as they think fit and in particular, by the issue of debentures or debenture stock of the Company charged upon all or any part of the property of the Company (both present and future) including its uncalled capital for the time being.

Assignment.

66. Debentures, debenture stock and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

Special privileges.

67. Any debentures, debenture stock, bonds or other securities may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at General Meetings of the Company, appointment of Directors and otherwise.

Register of charges to be kept.

68. The Directors shall cause a proper register to be kept, in accordance with the provisions of the Companies Ordinance, of all Mortgages and Charges specifically affecting the property of the Company; and shall duly comply with the requirements of the Companies Ordinance, in regard to the registration of Mortgages and Charges therein specified and otherwise.

Mortgage of uncalled capital.

69. Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the members or otherwise, to obtain priority over such prior charge.

General Meetings

When Annual General Meeting to be held.

70. The Company shall in each year hold a General Meeting as its Annual General Meeting in addition to any other meetings in that year and shall specify the meeting as such in the notices calling it; and not more than fifteen months shall elapse between the date of one Annual General Meeting of the Company and that of the next. The Annual General Meeting shall be held at such time and place as the Directors shall appoint.

Extraordinary Meeting.

71. All General Meetings other than Annual General Meetings shall be called Extraordinary General Meetings.

Convening of Extraordinary General Meetings.

72. The Directors may, whenever they think fit, convene an Extraordinary General Meeting, and Extraordinary General Meetings shall also be convened on requisition, as provided by the Companies Ordinance, or, in default, may be convened by the requisitionists.

Notice of meetings.

73. An Annual General Meeting and a meeting called for the passing of a Special Resolution shall be called by not less than twenty-one days' notice in writing and a meeting other than an Annual General Meeting or a meeting called for the passing of a Special Resolution shall be called by not less than fourteen days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of meeting, and, in the case of special business, the general nature of that business. The notice convening an Annual General Meeting shall specify the meeting as such, and the notice convening a meeting to pass a Special Resolution shall specify the intention to propose the resolution as a Special Resolution. Notice of every General Meeting shall be given in the manner hereinafter mentioned to all members other than such as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company and also to the Auditors for the time being of the Company.

As to omission to give notice.

74. The accidental omission to give any such notice to, or the non-receipt of any such notice by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

Proceedings at General Meetings

Special business.
Business of Annual General Meeting.

75. All business shall be deemed special that is transacted at an Extraordinary General Meeting, and also all business that is transacted at an Annual General Meeting, with the exception of sanctioning dividends, the reading, considering and adopting of the accounts and balance sheet and the ordinary reports of the Directors and Auditors and other documents required to be annexed to the balance sheet, the election of Directors and appointment of Auditors and other officers in the place of those retiring by rotation or otherwise, the fixing of the remuneration of the Auditors and the voting of remuneration or extra remuneration to the Directors.

76. For all purposes the quorum for a General Meeting shall be five members personally present. No business shall be transacted at any General Meeting unless the requisite quorum shall be present at the commencement of the business.

Quorum.

77. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week and at such time and place as shall be decided by the Directors, and if at such adjourned meeting a quorum is not present two members personally present shall be a quorum and may transact the business for which the meeting was called.

When if quorum not present meeting to be dissolved and when to be adjourned.

78. The Chairman of the Board of Directors, failing whom the Deputy Chairman or the Managing Director, shall preside as chairman at every General Meeting. If there be no such Chairman, Deputy Chairman or Managing Director, or if at any meeting none of them is willing to take the chair or is present within fifteen minutes after the time appointed for holding the meeting, the Directors present shall choose one of their number, (and if no Director be present, or if all the Directors present decline to take the chair, the members present shall choose one of their number) to be chairman of the meeting.

Chairman of General Meeting.

79. The Chairman of a General Meeting may, with the consent of any meeting at which a quorum is present, adjourn the same from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Power to adjourn General Meeting. Business of adjourned meetings.

80. At any General Meeting a Resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:—

What is to be evidence of the passing of a Resolution where poll not demanded.

(a) by the Chairman; or

(b) by at least five members present in person or by proxy; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded, a declaration by the Chairman that a Resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such Resolution.

81. If a poll is demanded as aforesaid, it shall be taken in such manner and at such time and place as the Chairman of the meeting directs and either at once, or after an interval or adjournment, or otherwise, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

Poll.

82. Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment.

In what case poll taken without adjournment.

83. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

Chairman to have casting vote.

84. The demand of a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Business may proceed notwithstanding demand for poll.

Votes of Members

85. Subject to any rights or restrictions for the time being attached to any class or classes of shares, and subject to any restrictions under the Listing Rules on the exercise by any member of his voting rights in respect of a particular resolution, on a show of hands every member present in person shall have one vote, and on a poll every member shall have one vote for each share of which he is the holder.

Votes of members.

Votes in respect of deceased and bankrupt members.

86. Any person entitled under Article 46 to transfer any shares may vote at any General Meeting in respect thereof in the same manner as if he were the registered holder of such shares; provided that forty-eight hours at least before the time of the holding of the meeting or adjourned meeting as the case may be at which he proposes to vote, he shall satisfy the Directors of his right to transfer such shares, or the Directors shall have previously admitted his right to vote at such meeting in respect hereof.

Joint holders.

87. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; and if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the Register of Members in respect of such share, shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

Votes of member of unsound mind.

88. A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, *curator bonis*, or other person in the nature of a committee, receiver or *curator bonis* appointed by that court, and any such committee, receiver, *curator bonis* or other person may, on a poll, vote by proxy.

No member entitled to vote, etc. while call due to the company.

89. No member shall be entitled to vote at any General Meeting or be reckoned in a quorum unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

Proxies.

90. On a poll votes may be given either personally or by proxy or by an attorney.

Instrument appointing proxy to be in writing.

91. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised. A proxy need not be a member of the Company.

Appointment of proxy must be deposited.

92. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the meeting, or adjourned meeting, or poll as the case may be, at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution.

Form of proxy.

93. The instrument appointing a proxy:—

(a) shall be in any usual or common form or in any other form which the Directors may approve;

(b) shall be deemed to confer authority upon the proxy to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit Provided that any form issued to a member for use by him for appointing a proxy to attend and vote at an Extraordinary General Meeting or at an Annual General Meeting at which special business (determined as provided in Article 75) is to be transacted shall be such as to enable the member, according to his intention, to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any such special business; and

(c) unless the contrary is stated therein, shall be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Authority under instrument appointing proxy.

94. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

When vote by proxy valid though authority revoked.

95. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or power of attorney or other authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the office before the commencement of the meeting or adjourned meeting at which the proxy is used.

96. Any corporation which is a member of the Company may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

Corporation acting by representative at meetings.

96A. Any Clearing House (or its nominee(s)) which is a member of the Company may authorise or appoint such person(s) as it thinks fit to act as its representative(s) or proxy(ies) at any meeting of the Company or of any class of members of the Company provided that, if more than one person is so authorised or appointed, the authorisation or instrument of proxy shall specify the number and class of shares in respect of which each such person is so authorised or appointed. A person so authorised or appointed shall be entitled to exercise the same powers on behalf of the Clearing House (or its nominee(s)) which he represents as that Clearing House (or its nominee(s)) could exercise as if he were an individual member of the Company including, where applicable, the right to vote individually on a show of hands notwithstanding any contrary provisions contained in these Articles.

Clearing House.

Registered Office

97. The Head Office of the Company shall be at its Registered Office in Hong Kong, and the business of the Company shall be carried on there, and at such other place or places as the Directors may deem advisable.

Registered Office.

Board of Directors

98. Unless otherwise determined by a General Meeting the number of Directors shall not be less than four or more than twenty-two.

Constitution of Board.

99. The Directors shall have power from time to time, and at any time to appoint any qualified person as a Director either to fill a casual vacancy or as an addition to the Board, but so that the total number of Directors shall not at any time exceed the maximum number fixed as above, and so that no such appointment shall be effective unless a majority of the Directors concur therein. But any Director so appointed shall hold office only until the next ordinary yearly meeting of the Company but shall then be eligible for re-election at that meeting.

Board may fill vacancies.

100. Any Director may, from time to time, appoint any person who is approved by the majority of the Directors to be an Alternate Director to act in his place at any meeting of the Directors at which he is unable to be present. The appointee, while he holds office as an Alternate Director, shall be entitled to notice of meetings of the Directors and to attend and vote thereat as a Director, and shall not be entitled to be remunerated otherwise than out of the remuneration of the Director appointing him. Any appointment so made may be revoked at any time by the appointor or by a majority of the other Directors, and any appointment or revocation under this Article shall be effected by notice in writing to be delivered to the Secretary of the Company. An Alternate Director shall ipso facto cease to be an Alternate Director if his appointor ceases for any reason to be a Director of the Company.

Alternate Directors.

100A. An Alternate Director shall be responsible and liable for his own act, omission and default. An Alternate Director shall not be deemed to be an agent of the Director who appoints him. The Director who appoints the Alternate Director shall not be vicariously liable for any acts, including but not limited to any tort, committed by the Alternate Director while acting in the capacity of Alternate Director.

Alternate Director liable for own act.

101. A Director shall not require any qualification share.

No qualification shares for Directors.

102. A Director may at any time give notice in writing of his wish to resign by delivering such notice to the Directors at the Registered Office in Hong Kong and, on the acceptance of his resignation by the Board, but not before, his office shall be vacant.

Directors may resign.

103. The Directors shall be paid out of the funds of the Company by way of remuneration for their services as Directors such sum (if any) as the Company may by Ordinary Resolution from time to time determine, and such remuneration shall be divided among them in such proportion and manner as the Directors may agree, or, failing agreement, equally.

Directors' remuneration.

104. The Directors may grant special remuneration to any Director who, being called upon, shall perform any special or extra services to or at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, or commission calculated by reference to the profits of the Company as the Directors may determine.

Special Remuneration.

Directors may act notwithstanding vacancy.

105. The continuing Directors may act notwithstanding any vacancy in their body; but so that if the number of Directors falls below the minimum above fixed the continuing Directors shall not except for the purpose of filling vacancies act so long as the number is below the minimum.

When office of Director to be vacated.

106. A Director shall vacate his office:—

(a) If he becomes bankrupt or has a receiving order made against him or suspends payment, or compounds with his creditors.

(b) If he becomes a lunatic or of unsound mind.

(c) If all the other Directors shall unanimously resolve that he is physically or mentally incapable of performing the functions of a Director.

(d) If he shall have absented himself for more than three consecutive Meetings of the Board without the consent of the Directors.

(e) If by notice in writing to the Company he resigns his office, and such resignation is accepted by the Directors.

Directors may contract with Company.

107. (1) No Director shall be disqualified by his office from entering into a contract or arrangement with the Company, either as a vendor, purchaser, agent or broker or otherwise, and either personally or by or through any firm or company in which he may be a partner or shareholder or from being otherwise interested, in any business or transaction in which the Company is interested; and no such contract or arrangement, or any contract or arrangement entered into by or on behalf of the Company with any person, firm or company of or in which any Director shall be in any way interested shall be avoided, nor shall any Director so contracting or being so interested, be liable to account to the Company for any profit realised by any such contract, arrangement, business or transaction, by reason of such Director holding the office of Director, or of the fiduciary relationship thereby established; but any Director so contracting or being so interested as aforesaid, shall disclose at the meeting of the Board at which the contract, arrangement, business, or transaction is determined on, the nature of his interest, if it then exists, or in any other case at the first meeting of the Board after the acquisition of his interest. A general notice that a Director is a member of any specified firm or company, or is to be regarded as interested in any contract, arrangement, business or transaction with such firm or company, shall be sufficient disclosure under this Article, and after such general notice it shall not be necessary to give any special notice relating to any particular contract, arrangement, business or transaction with such firm or company as aforesaid.

(2) A Director of this Company may be or become a Director of any company promoted by this Company or in which it may be interested as a vendor, shareholder or otherwise and no such Director shall be accountable for any benefits received as a Director or member of such company.

(3) A Director shall not vote or be counted in the quorum in respect of any contract or arrangement or proposal in which he or his associate is materially interested, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to:—

(a) any contract or arrangement or proposal for giving any Director or his associate any guarantee, security or indemnity in respect of money lent by him or his associate or obligations incurred or undertaken by him or his associate at the request of or for the benefit of the Company or any of its subsidiaries; and/or

(b) any contract or arrangement or proposal for the giving by the Company of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director himself or his associate has assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security; and/or

(c) any contract or arrangement or proposal in relation to an offer or invitation of shares or debentures or other securities by the Company (or any other company which the Company may promote or be interested in) for subscription or purchase where the Director or his associate is or is to be interested as a participant in the underwriting or sub-underwriting of the offer or invitation; and/or

(d) any contract or arrangement or proposal in relation to or concerning any other company in which the Director or his associate is interested only as an officer or executive of that other company; and/or

(e) any contract or arrangement or proposal in relation to or concerning any other company in which the Director or any of his associates is interested only, directly or indirectly, as a holder of shares or other securities of that company or a beneficial interest therein, provided that such Director and any of his associates are not in aggregate beneficially interested in five per cent or more of any class of the issued shares or securities of such company (or of any third company through which the interest of the Director or his associates is derived) or of the voting rights attaching thereto; and/or

(f) any contract or arrangement or proposal in relation to or concerning the adoption, modification or operation of any employees' share scheme under which the Director or his associate may benefit; and/or

(g) any contract or arrangement or proposal in relation to the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors (or their associates) and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his associate as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and/or

(h) any contract or arrangement or proposal in which the Director or his associate is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his or his associates' interest in shares or debentures or other securities of the Company.

Managing Directors

108. The Directors may from time to time appoint one or more of their body to be a Managing Director or Managing Directors of the Company, and may fix his or their remuneration either by way of salary or commission or by conferring a right to participation in the profits of the Company, or by a combination of two or more of those modes.

Power to appoint Managing Directors.

109. Every Managing Director shall, subject to the provisions of any contract between himself and the Company with regard to his employment as such Managing Director, be liable to be dismissed or removed by the Board of Directors, and another person may be appointed in his place.

And remove.

110. A Managing Director shall be subject to the same provisions as regards resignations, removal, and disqualification as the other Directors, and if he ceases to hold the office of Director from any cause he shall *ipso facto* cease to be the Managing Director.

Managing Directors subject to same provisions as other Directors

111. The Directors may from time to time entrust to and confer upon the Managing Director all or any of the powers of the Directors (excepting the power to make Calls, forfeit Shares, borrow money, or issue Debentures) that they may think fit. But the exercise of all powers by the Managing Director shall be subject to such regulations and restrictions as the Directors may from time to time make and impose, and the said powers may at any time be withdrawn, revoked, or varied.

Power may be delegated.

Management

112. Unless and until the Directors shall have exercised the powers conferred by Articles 113 to 115 hereof, the management of the business of the Company shall be vested in the Directors who, in addition to the powers and authorities by these Articles expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not hereby or by the Ordinance expressly directed or required to be exercised or done by the Company in General Meeting, but subject nevertheless to the provisions of the Ordinance and of these Articles and to any regulations from time to time made by the Company in General Meeting not being inconsistent with such provisions or these Articles: Provided that no regulation so made shall invalidate any prior act of the Directors which would have been valid if such regulation has not been made.

General Powers of Company vested in Directors.

Managers

Appointment and remuneration of Managers.

113. The Directors may from time to time appoint a General Manager, a Manager or Managers of the Company and may fix his or their remuneration either by way of salary or commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes and pay the working expenses of any of the staff of the General Manager, Manager or Managers who may be employed by him or them upon the business of the Company.

Tenure of Office and powers.

114. The appointment of such General Manager, Manager or Managers may be for such period as the Directors may decide and the Directors may confer upon him or them all or any of the powers of the Directors as they may think fit.

Terms and conditions of appointment.

115. For the purposes of Articles 113 and 114 hereof the Directors may enter into such Agreement or Agreements with any such General Manager, Manager or Managers upon such terms and conditions in all respects as the Directors may in their absolute discretion think fit, including a power for such General Manager, Manager or Managers to appoint an assistant Manager or Managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.

Secretary

115A. (a) The Secretary shall be appointed by the Board and any secretary so appointed may be removed by the Board;

(b) The Secretary shall attend all meetings of the members and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Ordinance or these Articles or as may be prescribed by the Board; and

(c) A provision of the Ordinance or these Articles requiring or authorizing a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

Rotation of Directors

Rotation and Retirement of Directors.

116. Subject to the manner of retirement by rotation as from time to time prescribed by The Stock Exchange of Hong Kong Limited, at each Annual General Meeting the two Directors who have been longest in office shall retire. If two or more have been in office an equal length of time, the Director or Directors to retire shall in default of agreement between them, be chosen by lot. The length of time a Director has been in office shall be computed from his last election or appointment where he has previously vacated office. The retiring Directors shall be eligible for re-election.

Meeting to fill up vacancies.

117. The Company at any General Meeting at which any Directors retire in manner aforesaid, shall fill up the vacated office by electing a like number of persons to be Directors and without notice in that behalf may fill up any other vacancies.

Retiring Directors to remain in office till successors appointed.

118. If at any General Meeting at which an election of Directors ought to take place, the places of the retiring Directors are not filled up, the retiring Directors or such of them as have not had their places filled up shall be deemed to have been re-elected and shall if willing continue in office until the next Annual General Meeting and so on from year to year until their places are filled up, unless it shall be determined at such meeting to reduce the number of Directors.

Power of General Meeting to increase or reduce number of Directors.

119. The Company may from time to time in General Meeting increase or reduce the number of Directors, and may alter their qualification and remuneration and may also determine in what rotation such increased or reduced number is to go out of office but so that the number of Directors shall never be less than four.

When candidate for office of Director must give notice.

120. No person, other than a retiring Director, shall, unless recommended by the Directors for election, be eligible for election to the office of Director at any General Meeting, unless he and the shareholder intending to propose him have each, during a period of seven days ending on the date seven days before the date appointed for the meeting, left at the office of the Company a notice in writing duly signed, signifying respectively his candidature for the office and the intention of such shareholder to propose him.

121. The Company shall keep at its office a register containing the names and addresses and occupations of its Directors and shall send to the Registrar of Companies a copy of such register and shall from time to time notify to the Registrar any change that takes place in such Directors as required by the Companies Ordinance.

Register of Directors and notification of changes to Registrar.

122. The Company may by Ordinary Resolution remove any Director before the expiration of his period of office and may elect another qualified person in his stead. Any person so elected shall hold office during such time only as the Director in whose place he is elected would have held the same if he had not been removed.

Power to remove Director by Ordinary Resolution.

123. All acts done by any meeting of the Directors or by a Committee of Directors, or by any person acting as a Director shall notwithstanding it shall afterwards be discovered that there was some defect in the appointment of such Directors or persons acting as aforesaid or that they or any of them were disqualified be as valid as if every such person had been duly appointed and was qualified to be a Director.

When acts of Directors or Committee valid notwithstanding defective appointment.

Proceedings of the Directors

124. The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit and may determine the quorum necessary for the transaction of business. Unless otherwise determined five Directors shall be a quorum. It shall not be necessary to give Notice of a meeting of Directors to any member of the Board who is not in Hong Kong. A Director shall be deemed to be present at a meeting of Directors if he participates by telephone or other electronic means and he shall be counted in the quorum.

Meeting of Directors, Quorum, etc.

125. A Director may at any time, and the Secretary or some other person appointed by the Directors, upon the request of a Director, shall convene a meeting of the Directors.

Director may summon meeting.

126. Questions arising at any meeting of the Board shall be decided by a majority of votes, and in case of an equality of votes the Chairman shall have a second or casting vote.

How questions to be decided.

127. The Directors may elect a Chairman of their meetings and determine the period for which he is to hold office; but if no such Chairman is elected, or if at any meeting the Chairman is not present within fifteen minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

Chairman.

128. A meeting of the Directors for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under the Articles of the Company for the time being vested in or exercisable by the Directors generally.

Powers of meeting.

129. The Directors may delegate any of their powers (other than the power to make calls and their power of borrowing) to Committees consisting of such member or members of their body as the Directors think fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such Committees either wholly or in part, and either as to person or purposes, but every Committee so formed shall in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Directors.

Power to appoint committee and to delegate.

130. All acts done by any such Committee in conformity with such regulations, and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect, as if done by the Directors, and the Directors shall have power, with the consent of the Company in General Meeting, to remunerate the members of any Special Committee, and charge such remuneration to the current expenses of the Company.

Acts of Committee to be of same effect as acts of Directors.

131. The meetings and proceedings of any such Committee consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors, unless otherwise regulated by the Directors under Article 129.

Proceedings of Committee.

132. All acts done by any meeting of the Directors or by a Committee of Directors, or by any person acting as a Director shall, notwithstanding that it shall be afterwards discovered that there was some defect in the appointment of such Directors or persons acting as aforesaid or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

When acts of Directors or Committee to be valid notwithstanding defects.

133. The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a General Meeting of the Company, but for no other purpose.

Powers of quorum of Board in certain cases.

Directors' Resolutions.

134. A resolution in writing signed by all the Directors, or their alternate Directors, for the time being entitled to receive notice of a meeting of the Board, except such as are absent from Hong Kong or temporarily unable to act through ill health or disability (provided that the number is sufficient to constitute a quorum) or by all the members of a Committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such Committee duly called and constituted. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the Committee concerned. A message sent by cable, telex, telegram, facsimile transmission or other form of electronic communication by a Director or his alternate Director shall be deemed to be a document signed by him for the purpose of the Article.

Remuneration for extra service.

135. If any Director, being willing, shall be called upon to perform extra services, or to make any special exertions for any of the purposes of the Company, the Company, may remunerate the Director so doing either by a fixed sum, or by a percentage of profits, or otherwise as may be determined by the Directors, and such remuneration may be either in addition to or in substitution for the share of such Director in the remuneration above provided.

General Management and Use of the Seal

Custody of Seal.

136. The Board shall provide for the safe custody of the Seal and except in the case of the affixing of the Seal to a share certificate pursuant to Article 17, the Seal shall never be used except by the authority of the Board previously given, and one member of the Board and the Secretary or some other person appointed by the Directors shall sign every instrument to which the Seal is affixed. Every instrument executed in manner provided by this Article or by Article 17 shall be deemed to be sealed and executed with the authority of the Directors previously given.

Official Seal.

136A. The Company may have an official seal for use for sealing certificates for shares or other securities issued by the Company as permitted by Section 73A of the Ordinance (and unless otherwise determined by the Board, no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document and so that every such certificate or other document to which such official seal is affixed shall be valid and shall for the purpose of Article 17 be deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid). The Company may have an official seal for use abroad under the provisions of the Ordinance where and as the Board shall determine, and the Company may in writing under the seal appoint any agents or agent, committees or committee abroad to be the duly authorized agents of the Company for the purpose of affixing and using such official seal and it may impose such restrictions on the use thereof as may be thought fit.

Cheques.

137. The signatures of such persons as the Board of Directors may from time to time by resolution appoint shall be necessary to all Cheques and Dividend Warrants drawn for any purpose on the funds of the Company.

Execution of deeds by attorney.

138. The Company may, by writing under its Seal, empower any person, either generally or in respect of any specified matters, as its attorney, to execute deeds and instruments on its behalf and to enter into contracts and sign the same on its behalf in any place not situate within Hong Kong and every deed signed by such attorney on behalf of the Company and under his Seal, shall bind the Company and have the same effect as if it were under the Seal of the Company.

Capitalisation of Profits

Power to capitalise.

139. The Company in General Meeting may upon the recommendation of the Directors resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution (and not required for the payment or provision of the fixed dividend on any shares entitled to fixed preferential dividends), and accordingly that such sums be set free for distribution amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures of the Company to be allotted and distributed credited as fully paid up to and amongst such members in the proportion aforesaid, or partly in the one way and partly in the other, and the Directors shall give effect to such resolution:—

Provided that a share premium account and a capital redemption reserve fund may, for the purposes of this Article, only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid bonus shares.

Wherever such a resolution as aforesaid shall have been passed the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully-paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise (including provision for the benefit of fractional entitlements to accrue to the Company rather than to the members concerned) as they think fit for the case of shares or debentures becoming distributable in fractions, and also to authorise any person to enter on behalf of all members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares (or debentures) to which they may be entitled upon such capitalisation, (or, as the case may require, for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares) and any agreement made under such authority shall be effective and binding on all such members.

Effect of resolution to capitalise.

Dividends and Reserves

140. No larger dividend shall be declared than is recommended by the Board, but the Company in General Meeting may declare a smaller dividend.

No larger dividend than recommended by Board.

141. The Directors may from time to time pay to the members such interim dividends as in their judgment the position of the Company justifies.

Interim dividends.

142. No dividend or bonus shall be payable except out of the profits of the Company.

Dividends not to be paid out of capital.

143. The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit. The Directors may also, without placing the same to reserve, carry forward any profits which they may think prudent not to divide.

Reserves.

144. Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect whereof the dividend is paid, but no amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly.

Dividends according to amount paid up on share.

How calls paid in advance to be regarded in relation to dividend.

145. The Directors may retain any dividends or other moneys payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Debts may be deducted.

146. Any General Meeting sanctioning a dividend may make a call on the members of such amount as the meeting fixes, but so that the call on each member shall not exceed the dividend payable to him, and so that the call be made payable at the same time as the dividend, and the dividend may, if so arranged between the Company and the member, be set off against the call. The making of a call under this Article shall be deemed ordinary business of an Annual General Meeting which declares a dividend.

Dividend and call together.

147. Any General Meeting sanctioning a dividend may direct payment of such dividend wholly or in part by the distribution of specific assets, and in particular of paid-up shares or debentures of the Company or paid-up shares or debentures of any other company, or in any one or more of such ways, and the Directors shall give effect to such resolution; and, where any difficulty arises in regard to the distribution, they may settle the same as they think expedient, and in particular may issue fractional certificates, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed, in order to adjust the rights of all parties, and may vest any such specific assets in trustees upon such trusts for persons entitled to the dividend as may seem expedient to the Directors. When requisite, a proper contract shall be filed in accordance with the provisions of the Ordinance, and the Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend, and such appointment shall be effective.

Dividend in specie.

Dividend satisfied by allotment of shares, etc.

147A. (a) Whenever the Board or the Company in General Meeting has resolved that a dividend be paid or declared on the share capital of the Company, the Board may further resolve:—

(i) That such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:—

(aa) the basis of any such allotment shall be determined by the Board;

(bb) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedures to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(cc) the right of election may be exercised in whole or in part;

(dd) the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised ("the non-elected shares") and in satisfaction thereof shares shall be allotted credited as fully paid to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(ii) That the shareholders entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:—

(aa) the basis of any such allotment shall be determined by the Board;

(bb) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedures to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(cc) the right of election may be exercised in whole or in part;

(dd) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised (the "elected shares") and in lieu thereof shares shall be allotted credited as fully paid to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the elected shares on such basis.

(b) The shares allotted pursuant to the provisions of paragraph (a) shall rank pari passu in all respects with the shares of the same class (if any) then in issue save only as regards participation in the relevant dividend.

(c) The Directors may do all acts and things considered necessary or expedient to give effect to any capitalization pursuant to the provisions of paragraph (a) with full power to the Board to make such provisions as they think fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Board may authorise any person to enter into, on behalf of all members interested, an agreement with the Company providing for such capitalization and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(d) The Board may on any occasion determine that an allotment of shares under paragraph (a)(i) of this Article or a right of election to receive an allotment of shares under paragraph (a)(ii) of this Article shall not be made or made available to any shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the allotment of shares or the circulation of an offer of such right of election would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

148. A transfer of shares shall not pass the right to any dividend or bonus declared thereon after such transfer and before the registration of the transfer. *Effect of transfer.*

149. If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividends, Interim Dividends or bonuses and other moneys payable in respect of such shares. *Receipt for dividends by joint holders of share.*

150. Unless otherwise directed by the Directors, any dividend or bonus may be paid by cheque or warrant sent through the post to the registered address of the member entitled, or, in case of joint holders, to the registered address of that one whose name stands first in the Register of Members in respect of the joint holding; and every cheque or warrant so sent shall be made payable to the order of the person to whom it is sent, and the payment of any such cheque or warrant shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen, or that the endorsement thereon has been forged. *Payment by post.*

151. All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for seven years after having been declared may be forfeited by the Directors and shall revert to the Company. *Unclaimed dividend.*

Annual Returns

152. The Directors shall make the requisite Annual Returns in accordance with the Companies Ordinance. *Annual Returns.*

Accounts

153. The Directors shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company, and of all other matters necessary for showing the true state and condition of the Company. *Accounts to be kept.*

154. The books of account shall be kept at the Registered Office or at such other place or places as the Directors think fit and shall always be open to the inspection of the Directors. *Where accounts to be kept.*

155. The Directors shall from time to time determine whether and to what extent, and at what times and places, and under what conditions or regulations, the accounts and books of the Company, or any of them, shall be open to the inspection of the members not being Directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company, except as conferred by the Ordinance or authorised by the Directors, or by the Company in General Meeting. *Inspection by members.*

156. At every Annual General Meeting, the Directors shall lay before the meeting a Profit and Loss Account and a Balance Sheet, containing a summary of the assets and liabilities of the Company, and group accounts (if any) pursuant to the provisions of the Ordinance. *Annual Account and Balance Sheet.*

Annual Report of Directors and Balance Sheet to be sent to members.

157. (a) Subject to Articles 157(b) and 157(c), every Balance Sheet of the Company shall be signed pursuant to the provisions of the Ordinance, and a copy of every Balance Sheet (including every document required by law to be annexed thereto) which is to be laid before the Company in General Meeting, together with a copy of the Directors' Report and a copy of the Auditors' Report, shall not less than twenty-one days before the date of the meeting, be sent to every member of, and every holder of debentures of, the Company and every person registered under Article 47: Provided that this Article shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

Summary financial report.

157. (b) The requirement to send to a person referred to in Article 157(a) the documents referred to in that Article, whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with applicable laws, rules and regulations, a copy of a summary financial report is sent to such person, and that person has agreed or is deemed to have agreed to treat the receipt of such summary financial report as discharging the Company's obligation to send to him a copy of the documents referred to in Article 157(a).

Publication by electronic means.

157. (c) The requirement to send to a person referred to in Article 157(a) the documents referred to in that Article or a summary financial report, whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with applicable laws, rules and regulations, the Company publishes copies of the documents referred to in Article 157(a) and, if applicable, a summary financial report, on the Company's computer network or in any other permitted manner (including by sending them in any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents.

Audit

Auditors.

158. Auditors shall be appointed and their duties regulated in accordance with the provisions of the Companies Ordinance.

Remuneration of Auditors.

159. The remuneration of the Auditors shall be fixed by the Company in General Meeting except the remuneration of any Auditors appointed to fill a casual vacancy may be fixed by the Directors.

When accounts to be deemed finally settled.

160. Every Statement of Accounts, audited by the Company's Auditors and presented by the Directors at a General Meeting, shall after approval at such meeting, be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the Statement of Accounts amended in respect of the error shall be conclusive.

Notices

Service of notices.

161. Any notice or document may be served by the Company on any member either personally or by sending it through the post in a prepaid letter addressed to such member at his registered address as appearing in the Register of Members or by advertisement in one daily Chinese and one daily English newspaper circulating in Hong Kong or by sending it in accordance with applicable laws, rules and regulations as an electronic communication to the member at his electronic address or by publishing it in accordance with applicable laws, rules and regulations on the Company's computer network. In the case of joint holders of a share all notices or documents shall be given to that one of the joint holders whose name stands first in the Register of Members, and notice so given shall be sufficient notice to all the joint holders.

When notice by post deemed to be served.

162. Any notice or document sent by post shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a Post Office situated within Hong Kong, and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed, and put into such Post Office, and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so addressed and put into such Post Office shall be conclusive evidence thereof. Any notice or document sent as an electronic communication shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. Any notice or document published on the Company's computer network shall be deemed to have been served or delivered on the day following that on which a notification is sent to the member that the notice or document is available on the Company's computer network.

Notice etc may be in English or Chinese.

162A. Subject to applicable laws, rules and regulations, any notice or document, including the documents referred to in Article 157(a) and a summary financial report, may be given to a member either in the English language or the Chinese language.

163. A notice may be given by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending it through the post in a prepaid letter addressed to him by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, within Hong Kong supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

Service of notice where member deceased or bankrupt.

164. The signature to any notice to be given by the Company may be written or printed or made electronically.

How notice to be signed.

165. Where a given number of days' notice, or notice extending over any other period, is required to be given, the day of service shall not be counted in such number of days or other period.

How time to be counted.

166. No member shall be entitled to require discovery of or any information respecting any detail of the Company's trading or any matter which is or may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.

Member not to be entitled to information.

Winding up

167. If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the Court) the liquidator may with the authority of a Special Resolution, divide among the members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares in respect of which there is a liability.

Division of assets in liquidation.

168. In the event of a winding-up of the Company in Hong Kong, every member of the Company who is not for the time being in Hong Kong shall be bound, within fourteen days after the passing of an effective Resolution to wind up the Company voluntarily, or the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong and stating that person's full name, address and occupation upon whom all summonses, notices, process orders and judgments in relation to or under the winding-up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee, whether appointed by the member or the liquidator, shall be deemed to be good personal service on such member for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such member by advertisement in a morning newspaper circulating in Hong Kong or by a registered letter sent through the post and addressed to such member at his address as mentioned in the Register of Members of the Company, and such notice shall be deemed to be served on the day following that on which the advertisement appears or the letter is posted.

Service of process.

Indemnity

169. Every Director, Manager or Officer of the Company or any person (whether an Officer of the Company or not) employed by the Company as Auditor may be indemnified out of the funds of the Company against all liability incurred by him as such Director, Manager, Officer or Auditor to the extent permitted pursuant to the Companies Ordinance. The Company may purchase insurance for any such person against liabilities incurred by him to the extent so permitted.

Indemnity of officers.

SCHEDULE "A"

WITHIN REFERRED TO

Instrument of Transfer

HONGKONG ELECTRIC HOLDINGS LIMITED

I, (We) ....

of .... in consideration of

the sum of .... Dollars

paid to me (us) by ....

(hereinafter called "the said Transferee") do hereby transfer to the said Transferee .... Share

or Shares in the undertaking called "HONGKONG ELECTRIC HOLDINGS LIMITED" to hold unto the said Transferee

....

his Executors, Administrators, or Assigns, subject to the several conditions upon which I (we) hold the same at the time of

execution hereof, and I, (we) the said ....

do hereby agree to take the said Share (Shares) subject to the conditions aforesaid.

WITNESS our hands the .... day of .... 19 ....

WITNESS to the signature of .... } ....

WITNESS to the signature of .... } ....